Exhibit X

Report of the Board of Directors

SUMMARY

NIB’s purpose is to contribute to the prosperity and sustainability of the Nordic–Baltic region by providing long-term loans to its customers. The year 2018 was a successful one for the Bank, and NIB continued its robust growth with high impact in its member countries. The total amount of loans paid out to customers reached EUR 4,047 million, which is the highest amount in the history of the Bank.

The mandate fulfilment remained high, with 91% of agreed loans achieving a “good” or “excellent” rating for at least one of the two mandates (productivity gains and environmental benefits).

The Bank’s lending activity benefited from a favourable investment climate in the member countries. The demand was particularly strong for financing for projects that improve productivity. NIB also financed a substantial number of projects contributing to environmental benefits.

NIB acquires the funds for lending by borrowing on international capital markets. In 2018, the Bank raised EUR 6.6 billion in new funding (EUR 5.9 billion in 2017) and continued to be the largest Nordic issuer of green bonds.

As a frontrunner in the field of sustainable finance, NIB participated in several fora to set the standards in the financial industry. Based on the experience the Bank has gained and in order to keep up with evolving societal challenges, the Board updated NIB’s mandate rating framework, which is used to steer the Bank’s impact financing.

Strong financial results improve the Bank’s ability to make a lasting impact in the region. In 2018, the net profit for the year amounted to EUR 173 million, which was higher than anticipated, but lower than in 2017. The Board proposes that EUR 40 million be paid as dividends to the member countries.

OPERATING ENVIRONMENT

While the global macroeconomic environment remained favourable in 2018, growth lost some of the strong momentum of 2017 and became less synchronised across countries. Growth in the US remained strong, supported by public spending, while a more modest increase in export volumes contributed notably to a slowdown in the euro area. The slower expansion in world trade reflects a combination of factors, including weaker investment spending in a more uncertain global environment.

Price pressures remained low in most advanced economies, supporting central banks in maintaining interest rates at low levels. In turn, financial conditions – despite slightly deteriorating over the year – continued to support growth. Corporate profits generally stayed healthy, despite some increase in corporate credit spreads, and hence funding costs, over the year.

NIB’s member states benefited from the favourable external environment. A further decline in unemployment rates, low inflation and favourable financial conditions continued to support domestic spending. Investment by businesses remained strong and broad-based, resulting in an increase in NIB lending, particularly to corporates, including SMEs via financial intermediaries.

LENDING DEVELOPMENTS

Strong demand for long-term loans from corporate borrowers in the member countries was reflected in the Bank’s lending activity. The year recorded the highest lending volumes in NIB’s history. In 2018, the Bank agreed 58 loans and invested in three green bonds, altogether amounting to EUR 4,330 million. Disbursements were EUR 4,047 million (EUR 3,147 million in 2017). The Bank continued to broaden its client base, with a little more than half of the loans being made to new borrowers. Higher disbursement volumes caused the total amount of loans outstanding to increase to EUR 19,065 million by year-end 2018, up from EUR 17,232 million the previous year.

As in 2017, the Infrastructure, transportation and telecom business sector registered high lending volumes, with a total of EUR 1,192 million in loans disbursed. The projects financed included certified sustainable and energy-efficient buildings, motorways, ports, and R&D in telecommunications. In addition, NIB provided financing for municipal infrastructure, school and hospital projects.

The total amount of lending disbursed in Industries and services was EUR 1,339 million. NIB provided financing for corporate investments in R&D, digitalisation, production capacity and acquisitions across a range of sectors, including the health, food, retail, automotive, chemicals, mining and forest industries.

Disbursed lending to Financial institutions and SMEs amounted to EUR 675 million. Under these loans, funding is channelled onwards to the SME clients of the financial intermediaries, enabling NIB to reach out to an important segment of the economy. NIB agreed loans with eleven financial intermediaries in its member countries, with strong demand coming from Norway. Further, NIB agreed its first risk-sharing facility with a Danish bank. In addition, three new loan facilities were agreed for on-lending to projects that comply with NIB’s mandate outside of the member country area: two in Africa and one in India.

Energy and environment disbursements amounted to EUR 840 million, a large proportion of which went to investments in the modernisation of electricity distribution networks. In addition, the Bank agreed loans for wastewater treatment, climate change adaptation, hydroelectric power generation, and biofuel-based district heat and power. In January 2019, this business sector was renamed Energy and water.

In 2018, the Bank increased Arctic lending disbursements to EUR 286 million (EUR 62 million in 2017), mostly for SME financing via intermediary banks and in the mining sector. New lending disbursements for projects outside NIB’s member countries increased to EUR 20 million (EUR 3 million in 2017). The Bank also continued to focus on strategic lending to projects in the Baltic countries and to mid-cap companies.

NIB continued investing in green bonds issued by companies or municipalities in the member countries, with the goal of supporting the development of the green bond market. In 2018, NIB invested in three bond transactions and divested one, bringing this portfolio to a total of EUR 308 million by year-end.

LOANS DISBURSED IN 2018

Business area distribution

LOANS DISBURSED IN 2018

Geographical distribution in member countries

LENDING KEY FIGURES

in EURm, unless otherwise indicated	2015	2016	2017	2018
Loans agreed (excluding green bond investments)	2,830	4,221	3,665	4,269
Green bond investments		143	147	61
Total disbursements	2,716	3,373	3,147	4,047
Total loans disbursed by business area:
Energy and environment	483	1,154	737	840
Infrastructure, transportation and telecom	907	791	818	1,192
Industries and services	932	836	932	1,339
Financial institutions and SMEs	394	593	660	675
Number of loan agreements	45	58	55	58
Number of green bond investments		8	9	3
Repayments/prepayments	2,351	2,471	1,832	577
Loans outstanding	15,627	16,640	17,232	19,065
Member countries	13,347	14,831	15,867	17,960
Non-member countries	2,396	1,948	1,504	1,222
Loan impairment provision	-116	-139	-139	-117

SUSTAINABLE FINANCE

Sustainable finance has developed rapidly in recent years. However, current levels of investment are not sufficient to support the transition to a low-carbon economy. The Paris Agreement, which entered into force in 2016, was an important milestone highlighting the need for climate action and the involvement of the finance sector. In October 2018, the Intergovernmental Panel on Climate Change issued a significant warning about letting global temperatures rise by more than 1.5 °C above pre-industrial levels.

In addition to climate concerns, sustainability also covers broader economic, social and environmental aspects. NIB has been a frontrunner in sustainable finance for a long time. Whereas the prosperity of the region has been a major driver for the Bank since its establishment, environmental aspects became an integral part of the financing decisions at the beginning of the 1990s. According to NIB’s view, improvements in productivity and environmental progress go hand in hand as integral aspects of sustainable development.

Over the past year, the Bank has participated in many initiatives that have emerged in the financial markets. In 2018, NIB was re-elected to the Executive Committee of the Green Bond and Social Bond Principles, and elected as chair of the steering committee. NIB further acted as an observer to the High Level Expert Group on Sustainable Finance, which delivered its report to the European Commission in 2018.

NIB has also been active in many Nordic and Baltic sustainability initiatives. As an example, NIB, NEFCO and NDF organised a joint Finance Day in the context of the UN Climate Change Conference COP24 in Katowice, Poland, in December 2018. The Bank also participated in the launch of the Nordic Green to Scale project together with the Finnish Innovation Fund Sitra in the Baltic capitals during spring.

NIB’s standing as a sustainable financier was confirmed in the stakeholder survey conducted in 2018. An increasing number of NIB’s customers and investors see the Bank’s sustainability analysis of projects as a stamp of quality.

While NIB was an early mover in sustainable finance, it has to evolve. During spring 2018, NIB’s Board updated the mandate rating framework, which is used to analyse the impact of the projects the Bank finances.

The main aim of updating the mandate rating framework was to increase the robustness and consistency of NIB’s assessment of projects, and to keep up with the latest developments in sustainable finance and environmental science. The new framework puts more focus on the areas of resource efficiency, including circular economy, water-related investments and resilience to climate change. This will allow NIB to further support investments promoting sustainable growth and increasing economic productivity, while transitioning towards a green economy and a more resilient infrastructure.

MISSION FULFILMENT

The Bank’s aim is that at least 90% of loans achieve a “good” or “excellent” rating for at least one of the two mandates (productivity gains and environmental benefits). In 2018, loans achieving these ratings accounted for 91% of the total amount of lending.

Most of NIB’s lending in 2018 was allocated to projects that contribute to improvements in terms of productivity, driven by strong demand from corporate borrowers for long-term financing. NIB was more selective in its lending to municipal projects, which typically have good environmental mandate fulfilment, given signs of strong investor demand in the municipal debt markets. The effect of these factors is that the share of environmental loans in total was lower than expected.

Three years after a NIB-financed project has been completed, the Bank’s analysts follow up on the impacts the project has had. In 2018, the Board reviewed 13 such ex-post assessments. Of these, ten projects had achieved the expected impacts, and three projects had partly achieved them. NIB uses these results to further develop its mandate rating methodology and apply the lessons learned to future projects.

MISSION FULFILMENT RATING

% of loans agreed, excluding Lending Green Bond purchases

IMPACT ON PRODUCTIVITY

Financing projects that increase productivity is a way for NIB to support the societies in its member countries in reaching higher levels of prosperity and well-being. This pillar of NIB’s mandate rating framework covers the economic and social aspects of sustainability. The Bank’s economists evaluate how projects support technical progress and innovation, the development of human capital and equal economic opportunities, improvements in infrastructure, as well as market efficiency and the business environment in the member countries.

LOANS AGREED, BY ECONOMIC CATEGORY

%, excluding green bond investments

During the year, 18% (EUR 744 million) of total loans agreed and rated supported the creation of tangible capital and fostered further technical progress in manufacturing, mining and the retail trade sector. These projects include the construction and expansion of production units, installation of new machinery and equipment, investments in various logistics solutions, and automation of processes. Typically, installation of up-to-date machinery with higher capacity leads to significant labour productivity and efficiency increases via automation of the processes.

In order to promote innovation, NIB financed R&D programmes of several companies (EUR 393 million, 10% of total loans agreed and rated) in 2018. The first and most obvious impact of investments in R&D is the returns for the investing entity in the form of innovative products and services that can potentially be commercialised. In addition, investments in R&D are typically accompanied by broader impacts, such as the creation of highly skilled human capital and subsequent transfer of knowledge and skills across firms and industries, as well as to academia.

In order to promote improvement of financing conditions in the member country area, NIB lends to banks and other financial institutions, which then channel the funds to their clients (mainly small and medium-sized enterprises and small mid-caps) through loan programmes. In 2018, NIB provided loans to banks and other financial institutions in Finland, Iceland, Norway, Sweden and Estonia, amounting to EUR 687 million (17% of total loans agreed and rated).

The year 2018 was also characterised by a number of acquisition deals (EUR 526 million, 13% of total loans agreed and rated). When financing acquisitions, NIB aims to enhance economy-wide impacts arising from the transfer of sector-specific knowledge and human capital, as well as the creation of tangible capital, operational synergies and new market opportunities.

Traditionally, one of NIB’s largest lending areas is financing of various infrastructure projects. These include projects in transportation, telecommunications, energy generation and distribution, as well as water and waste management. In the energy sector, for instance, NIB financed investments in new power generation capacity, retrofitting existing power plants, and transmission and distribution networks (EUR 690 million, 17% of total loans agreed and rated).

NIB also financed several transportation system projects that facilitate mobility of labour and goods (EUR 326 million, 8% of loans agreed and rated), including two road construction projects in Norway with a total length of 41 kilometres and an average daily traffic of 26,600 vehicles. The investments will contribute to notable time savings and an increase in road safety.

In addition, a number of telecommunication projects have been financed (EUR 176 million, 4%) in Norway, Sweden, Finland and Estonia, ensuring fast and reliable telecommunication services by expanding coverage and increasing the capacity of data transfer. Investments in telecommunications are crucial for future connectivity increases between the various participants in the economy, and are necessary for the transition towards a more digital economy. The financed projects will provide approximately 98,000 new broadband connections and lay the foundation for further technological evolution of mobile networks, including the roll-out of 5G technology.

A substantial part of financing (EUR 185 million, 5% of total loans agreed) was also dedicated to water management (fresh water and wastewater), mostly in urban areas. These vital infrastructure investments will ensure long-term impacts on the growth potential in the Nordic–Baltic region.

Human capital represents one of the most important drivers towards a more service-oriented, knowledge-based, digital and sustainable economy. NIB finances investments that promote human capital development, social inclusion and equal opportunities. In 2018, NIB financed several projects in education (EUR 227 million, 6%), affecting approximately 6,475 pupils in pre-school institutions and elementary schools in Sweden and Finland as well as students at one university in Sweden, and in the healthcare sector.

These investments are likely to increase the efficiency of public services and create an environment for human capital development that will have positive implications for productivity growth in the long run. This is important for public finances, which are under pressure due to the ageing population in the region.

IMPACT ON THE ENVIRONMENT

NIB defines loans to projects with significant direct or indirect positive environmental impacts as environmental loans. In 2018, nineteen loans with a total volume of EUR 755 million were agreed for projects with an environmental mission rating of “good” or “excellent”, which is equivalent to 19% of all agreed and rated loans.

This second pillar of NIB’s mandate–the environmental assessment of projects–was revised during 2018 to better address the goals of NIB’s member countries. In order to ensure that the projects contribute to the expected benefits, NIB’s environmental analysts evaluate each project’s contributions to pollution reduction, preventive measures, resource efficiency and climate change mitigation.

In terms of climate change mitigation, NIB primarily finances projects in renewable energy, energy efficiency and clean transportation. In 2018, investments in renewable energy comprised five loans, totalling EUR 334 million. They include two biomass-fuelled combined heat and power plants directly replacing fossil fuel-based energy generation in Finland, as well as construction and upgrading of four hydropower plants in Norway. Overall, these energy projects will add 2,553 GWh of renewable power and heat production per year. Loans were provided for energy efficiency in industry and public transport projects.

Buildings are responsible for approximately 40% of energy consumption and 36% of CO2 emissions in the EU, so the building sector plays an important role in climate change mitigation. In 2018, NIB provided three loans for improving the energy efficiency of public and commercial buildings. Further, three loans were agreed to finance the construction of green office and retail buildings certified according to the highest levels of BREEAM and LEED. In addition to being energy-efficient, buildings certified according to these highest standards need to fulfil other sustainability requirements.

Overall, projects financed by NIB in 2018 are estimated to reduce CO2 emissions by 817,600 tonnes per year. Prorated to NIB’s share of financing, the reduction amounts to 379,265 tonnes CO2e per year.

Pollution prevention in the Baltic Sea by ensuring sufficient wastewater treatment has always been an integral part of NIB’s financing. During the year, the Bank provided five loans for wastewater and waste treatment projects, totalling EUR 126 million. These projects resulted in an added treatment capacity of approximately 14,000 person equivalents and rehabilitation of the treatment capacity of 820,000 person equivalents. The focus of most of these projects has been on maintaining well-functioning wastewater treatment in growing municipalities and handling increased water flow caused by heavy rains and flooding.

During 2018, the Bank increased its financing for measures to improve the resilience of society to climate change. This includes two loans totalling EUR 48 million for projects that improve flood protection. One of these loans was to the city of Stockholm for, among other things, the construction of new water locks at Slussen to prevent flooding and contamination of drinking water, as well as preventing damage to critical infrastructure, such as electric utilities, district heating, and sewage treatment plants.

NIB’s Sustainability Policy and Guidelines cover the environmental, social and ethical aspects of the Bank’s operations. More detailed information on NIB’s approach to sustainability management is described in the Activity Report 2018 (specifically under “Sustainability Management”). NIB applies the GRI Standards as a framework for reporting on sustainability matters.

TREASURY ACTIVITIES

NIB acquires the funds for lending by borrowing on the international capital markets. In 2018, the Bank raised EUR 6.6 billion in new funding through 64 bond transactions. At year-end, the outstanding debt amounted to EUR 26 billion, issued in 18 different currencies.

NIB maintained its position as a price-leader in USD benchmarks by issuing two global USD-denominated benchmark transactions. The Bank also issued a record amount in GBP: a total of GBP 850 million (equivalent to EUR 963 million).

The investor base continued to be well diversified. Only 15% of the new funding came from NIB’s member countries, meaning that the Bank continued to attract international funds into the Nordic–Baltic region. Investors from the rest of Europe accounted for 36% of NIB’s new debt, investors from the Americas for 13%, and investors based in Asia for 20%.

NEW BORROWINGS

Geographical distribution %

NIB issued one 7-year, EUR 500 million NIB Environmental Bond (NEB). Thereafter, the total amount of NEBs issued reached EUR 3.5 billion, and the Bank remained the biggest Nordic issuer of green bonds.

Further, the NIB Environmental Bond framework was updated and aligned with the revised mandate rating framework. The Bank achieved a new “Dark Green” rating from the Norwegian research institute CICERO, which is the strongest environmental rating CICERO assigns to green bonds.

Supported by bilateral collateral agreements, NIB also experienced lower funding costs and less concentration among its swap counterparties.

Mainly due to higher US yields and weaker emerging market currencies, NIB became a net payer of cash collateral towards its swap counterparties. This increased the liquidity requirements, and consequently the size of the liquidity buffer increased. At the end of the year, it amounted to EUR 10,348 million.

A major part of the buffer is held in a bond portfolio. This portfolio amounted to EUR 6.5 billion at year-end and generated a positive return of 0.31% during 2018, which is considered satisfactory given the continued very low yield environment.

The survival horizon measured according to the Bank’s liquidity policy was 428 days, exceeding the target level of 365 days.

RISK MANAGEMENT

The Bank’s overall risk position remained strong, with high asset quality, solid liquidity and strong capitalisation.

Despite strong lending growth, the credit quality of the lending portfolio remained stable, with 89% of the exposure in investment-grade categories. NIB allocates all its lending exposure in risk classes ranging from EL 1 to EL 20, based on expected losses. The public sector accounted for 30% of the total lending exposure at year-end 2018. In terms of geographical distribution, 91% of the lending exposure is to counterparties located in the member countries.

Credit quality in the Treasury portfolio remained solid, with 100% of the exposure in the investment-grade categories, of which 88% is in the best risk classes 1 to 4 (equivalent to AAA to AA-).

In terms of market risk, the Bank is mainly exposed to interest rate risk, credit spread risk and cross-currency basis risk in Treasury operations. The Bank’s overall market risk remained modest and almost unchanged compared to the previous year.

The Bank continued to develop its risk management practices in line with evolving market standards. In 2018, the Board of Directors approved the Bank’s Internal Capital Adequacy Assessment Process (ICAAP) report for the first time. The ICAAP report aims to provide a comprehensive overview of the Bank’s risk-taking, and to assess the amount of capital and liquidity the Bank is required to hold to cover these risks. The capital and liquidity requirements are set at a level that will safeguard the long-term viability of the Bank and that meets the expectations for a triple A rated bank. The ICAAP process and report are integral elements in the evolving capital management framework of the Bank. The other document included in the framework is the Risk Appetite Statement.

A more detailed commentary on the Bank’s risk exposures is provided in the “Risk management” section in the Notes to the Financial Statements.

FINANCIAL RESULTS

The net profit for the year of EUR 173 million was higher than planned, but lower than last year’s profit of EUR 211 million. The decrease was mainly due to a decrease of EUR 15 million in net interest income, as described below, and a decrease of EUR 41 million in unrealised gains from financial operations. This was offset by an increase in fee and commission income of EUR 5 million and lower net loan losses, amounting to EUR 11 million.

The net profit before net loan losses and unrealised valuation losses amounted to EUR 198 million, which was EUR 8 million lower than in 2017.

Net interest income for the year amounted to EUR 223 million, compared to EUR 238 million in 2017. Net interest income on lending activities of EUR 154 million was similar to the previous year. Net interest income on treasury activities decreased from EUR 85 million to EUR 69 million due to the low yield environment.

A more detailed commentary on the Bank’s financial results can be found in the Operating and Financial Review.

DIVIDEND

The Board of Directors proposes to the Board of Governors that EUR 40 million be paid in dividends to the Bank’s member countries for the year 2018.

GOVERNANCE

The Board of Directors held eight ordinary meetings during 2018. Seven meetings took place at the Bank’s office in Helsinki, Finland, and one meeting was held in Stockholm, Sweden. Between 1 January and 31 May 2018, the meetings were chaired by Mr Kaspars Āboliņš (Latvia). In the following period, from 1 June to 31 December 2018, Mr Sven Hegelund (Sweden) took the chair. Six Board seminars were held.

The Control Committee (the Bank’s supervisory body responsible for the audit of the Bank) had two ordinary meetings during the year. The Control Committee’s Chairmanship, reinforced by an independent expert for the period 1 January to 31 May 2018, held six meetings in 2018 to meet the Committee’s responsibilities.

COMPLIANCE

In 2018, the Board of Directors approved an updated Integrity Due Diligence (IDD) Policy, which establishes a more robust and systematic framework for detecting, documenting and escalating integrity concerns in NIB’s lending activities, trust fund activities, treasury operations and internal procurement processes. The President has approved specific and detailed procedures for each of these areas.

The IDD process for Lending has been streamlined by requiring that each borrower be assigned a risk rating, which determines the requirements for mitigation as well as the frequency of integrity follow-ups for existing borrowers. As a result, the Bank can concentrate its resources on IDD in proportion to the associated risk.

In November 2018, the Board of Directors approved the revised Code of Conduct for Staff.

In terms of investigations of alleged prohibited practices, the Board of Directors was informed about OCCO’s investigation of a case relating to a procurement process in a non-member country project. The investigation resulted in the debarment of four companies and three individuals – the directors of the companies – by the Bank’s Sanctions Panel. The debarred subjects appealed this decision to the Bank’s Appeals Committee, which decided to uphold the debarments on 8 November 2018.

OTHER DEVELOPMENTS

NIB conducted a Work Engagement Survey in March 2018. The response rate was 90%, with 183 staff members participating. The aggregated average results of the survey were at a good level, but showed variations between different units. According to the overall outcome, the strengths of the Bank lie in the areas of team spirit, collaboration within teams and enthusiasm for work. Interaction between management and staff and supervisory work in general showed that there is still room for improvement. The results of the survey were presented to the Board of Directors.

NIB’s office renovation project continued this year with the planning of the third phase of the renovation. The construction work started in December 2018. So far, about half of the Bank’s premises have been renovated. All office areas are schedule to be completed by the end of 2019.

During 2018, the implementation of the Front Office, Back Office, Risk and Accounting (FOBORA) project proceeded in line with the revised budget and concept. The Bank remains confident that the implementation and go-live schedule for the first two phases will be achieved in spring 2019. Despite some challenges, the third phase (covering enterprise risk management, asset and liability management as well as regulatory capital) is expected to be finalised in late 2019.

OUTLOOK

Global expansion is projected to continue in 2019, with some countries likely to experience faster growth rates and others more moderate ones as the productive capacities of their economies start to constrain further expansions in activity. Demand from the main trading partners will continue to support exports and business investment in NIB’s member countries, albeit less intensely as global growth moderates. Financial conditions should also help encourage growth, but to a more moderate degree as monetary policy normalises. Rising trade tensions and uncertainty pose downside risks, given that these factors could lead firms to postpone capital spending, leading to slower growth in investment and demand.

Positive macroeconomic sentiment, coupled with the expectation that real investments will continue to pick up in the Nordic–Baltic region, will keep up good demand for NIB’s long-term financing. As the disbursements were higher than anticipated during the last quarter of 2018, the Bank will aim for somewhat lower volumes in 2019. There will be particular focus on efforts to enhance environmental lending. Net profit for the year 2019 is expected to remain more or less unchanged from 2018.

Operating and financial review

Highlights

Strong demand for long-term loans in NIBs member countries continued in 2018 with NIB recording the highest lending volumes in its history, a total of EUR 4,330 million in loans agreed and EUR 4,047 million in loans disbursed. Most of this increase in demand was for projects with corporate borrowers. NIB has also focused on loans for Arctic and Baltic projects, for mid-sized corporates, and for SME financing via financial intermediaries. The net profit amounted to EUR 173 million, which is higher than anticipated but lower than in 2017.

Key figures and ratios

In millions of euro, unless otherwise stated	2018	2017
Net interest income	223	238
Profit before net loan losses	167	216
Net Profit	173	211

Loans disbursed	4,047	3,147
Loans agreed	4,330	3,812
% of loans achieving good or above mandate	91%	97%

Loans outstanding	19,065	17,232
Total assets	31,710	29,953
New debt issues	6,620	5,943
Debts evidenced by certificates	25,651	24,000
Total equity	3,578	3,456

Equity/total assets (%)	11.3%	11.5%
Profit/average equity (%)	4.9%	6.2%
Cost/income (%)	20.6%	17.2%
Number of employees (average during the year)	197	193

Total comprehensive income

NET PROFIT

The net profit for the year of EUR 173 million was higher than planned but lower than last year’s profit of 211 million. This was mainly due to a decrease of EUR 15 million in net interest income and a decrease of EUR 41 million in unrealised gains from financial operations. This was offset by an increase in fee and commission income of EUR 5 million and lower net loan losses amounting to EUR 11 million. The net profit before net loan losses and unrealised valuation losses amounted to EUR 198 million which was EUR 8 million lower than 2017.

NET INTEREST INCOME

Net interest income decreased from EUR 238 million in 2017 to EUR 223 million in 2018 due to continuing lower interest rates. The adverse impact of the low interest rate environment has been offset by increased volumes of loans outstanding with net interest income from lending amounting to EUR 154 million which was similar to the previous year. Treasury, on the other hand has limited options available to lessen the impact from market conditions and as a result, net interest income from treasury operations decreased by EUR 16 million to EUR 69 million.

NET COMMISSION INCOME AND FEES

Net commission income and fees were EUR 11 million compared to EUR 6 million in 2017 mainly due to the increased number of loans agreed and disbursed.

NET PROFIT

EUR m

NET INTEREST INCOME

EUR m

NET COMMISSION INCOME AND FEES

EUR m

NET PROFIT ON FINANCIAL OPERATIONS

The net loss on financial operations for 2018 was EUR -24 million, which is EUR 41 million lower than in 2017. The result comprises realised profit of EUR 7 million (2017: EUR 7 million) and unrealised losses of EUR - 31 million (2017: EUR 10 million). The unrealised losses in 2018 were driven by the widening of credit spreads and changes in basis spreads between different currencies, mainly casued by higher volatility in the global bond and equity market in the later part of the year. These unrealised losses are expected to reverse when the underlying transactions reach maturity.

TOTAL OPERATING EXPENSES

Total operating expenses were EUR 2 million lower than in 2017. The Bank continues to focus on costs to ensure an efficient ratio of operating cost to income.

NET LOAN LOSSES

The total provision for loan losses at year end amounted to EUR 120 million, which is EUR 19 million lower than the position at 31 December 2017 mainly due to the realisation of loss provisions of previously impaired loans. The adoption of IFRS 9, discussed later in this report, increased the provision by EUR 3 million. This provision also covers treasury assets held at amortised cost, the movement of which had an insignificant effect on net profit. There were no new individual assessed impairments during the year and the gain of EUR 6 million in the income statement relates mainly to reversals of expected credit losses.

OTHER COMPREHENSIVE INCOME

The bank separates the foreign currency basis spread from financial instruments used in fair value hedging and this separated amount is recorded in “Other comprehensive income” (OCI). The valuation of foreign currency basis spread will be zero upon maturity and therefore the amount recorded in OCI will not be reclassified to the income statement. The main change during 2018 was related to market value changes of cross currency swaps hedging the Bank’s funding in Australian and New Zealand dollars.

NET PROFIT ON FINANCIAL OPERATIONS

EUR m

TOTAL OPERATING EXPENSES

EUR m

NET LOAN LOSSES

EUR m

Financial position

In millions of euro	2018	2017
Cash and cash equivalents	4,758	4,736
Financial placements	6,480	6,620
Loans outstanding	19,065	17,232
Derivatives	1,068	1,028
Other assets	339	337
Total assets	31,710	29,953

Equity	3,578	3,456
Owed to credit institutions	585	580
Repurchase agreements	–	99
Debts evidenced by certificates	25,651	24,000
Derivatives	1,649	1,597
Other liabilities	247	221
Total liabilities and equity	31,710	29,953

LOANS OUTSTANDING

During the year, NIB experienced strong demand for its long-term financing resulting in an increase in loans outstanding from EUR 17,232 million to EUR 19,065 million at 31 December 2018. The Bank signed 58 loan agreements (2017: 55) and invested in 3 green bonds (2017:9) with a combined value of EUR 4,330 million (2017: EUR 3,812 million). After loans have been agreed there is usually a period of time before the loans are disbursed. Disbursements in 2018 totalled EUR 4,047 million (2017: EUR 3,147 million).

Total loans outstanding, increased from EUR 17,232 million to EUR 19,171 million excluding exchange rate and valuation changes. The book value amounted to EUR 19,065 million due to foreign exchange, valuation of lending green bonds and hedge accounting effects of EUR -92 million and EUR -13 million, respectively.

LOANS OUTSTANDING DEVELOPMENT DURING 2018

EUR m

 * fair valuation of lending green bonds and hedge accounting.

MISSION FULFILMENT

Projects financed by the Bank through loans contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all projects are scrutinised and rated against the criteria developed based on the Bank’s mission. The rating scale consists of negative, neutral, marginal, moderate, good and excellent. In 2018, loans achieving a “good” or “excellent” mandate rating accounted for 91% (2017: 97%) of the total amount of loans agreed during the year.

FUNDING

NIB acquires the funds for lending by borrowing on the international capital markets. During the year, NIB raised EUR 6.6 billion (EUR 5.9 billion) in new funding through 64 issues in 13 different currencies with an average maturity of five years. The increase in funding requirements is a result of increased loan disbursements and collateral requirements due to two way Credit Support Annexes (CSAs). A CSA defines the terms under which the collateral is posted and transferred between swap counterparties to mitigate the credit risk arising from derivative positions. Only 15% of the new funding came from NIB’s member countries, meaning that the Bank continued to attract international funds into the Nordic–Baltic region. Investors from the rest of Europe accounted for 36% of NIB’s new debt, the Americas 13% and Asia 20%.

The Bank maintained its position as a price-leader in USD benchmarks issuing its first global USD benchmark in January, a 3-year USD 1 billion issue. The second global benchmark of the year was issued in July, a 5-year USD 1 billion issue. The Bank also brought to the market an environmental bond, a 7.5-year EUR 500 million transaction.

During the year, NIB issued GBP 850 million with maturities in 2021, 2022 and 2023, NZD 1 billion with maturities in 2021 and 2023 and an AUD 50 million transaction that matures in 2028. In addition a two-year USD 500 million fixed transaction and a three-year USD 500 million floating rate note that matures in 2021, were issued. The Bank also increased outstanding transactions and issued new private placements in BRL, USD, EUR, HKD, INR, MXN, NOK, SEK, RON and TRY.

DEBT DEVELOPMENT DURING 2018

EUR m

Statement of comprehensive income

In thousands of euro	NOTE	2018	2017
Interest income from financial assets held at amortised cost		298,371	284,278
Interest income from financial assets held at fair value		24,711	15,838
Interest expense		-99,590	-61,793
Net interest income	(3) (4)	223,492	238,323

Commission income and fees received	(5)	13,271	8,536
Commission expense and fees paid		-2,546	-2,574
Net fee and commission income		10,725	5,963

Net profit/loss on financial operations	(6)	-23,776	17,563
Foreign exchange gains and losses		-160	-616
Total operating income		210,281	261,233

Expenses
General administrative expenses
Personnel expenses	(7)	-28,971	-30,774
Other administrative expenses	(8)	-12,321	-12,424
Depreciation	(13)	-1,937	-1,675
Total operating expenses		-43,228	-44,873

Profit before loan losses		167,053	216,359
Net loan losses	(9)	5,957	-5,378
Net Profit for the year		173,009	210,981

Other comprehensive income
Items that will not be reclassified to income statement
Fair value hedges
Valuation of cross currency basis spread		6,160	25,167
Total other comprehensive income		6,160	25,167

Total comprehensive income		179,169	236,148

The accompanying notes are an integral part of these financial statements.

Statement of financial position

In thousands of euro	NOTE		31 December 2018	31 December 2017
ASSETS
Cash and cash equivalents	(25)		4,757,905	4,736,109
Financial placements
Placements with credit institutions			9,021	8,771
Debt securities	(10)		6,454,748	6,594,935
Other			15,761	16,395
			6,479,531	6,620,101
Loans outstanding	(11)		19,065,056	17,231,623
Intangible assets	(12)		9,205	5,320
Tangible assets, property and equipment	(12)		30,771	30,286
Other assets
Derivatives	(14)		1,068,260	1,027,915
Other assets	(14)		4,520	29,399
			1,072,781	1,057,314
Accrued interest and fees receivable			294,421	272,045
TOTAL ASSETS			31,709,670	29,952,798

LIABILITIES AND EQUITY
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	(18	) (25)	575,394	562,823
Long-term amounts owed to credit institutions			9,486	17,327
			584,879	580,150
Repurchase agreements			–	99,490
Debts evidenced by certificates	(15)
Debt securities issued			25,574,911	23,934,066
Other debt			76,459	65,688
			25,651,370	23,999,754
Other liabilities
Derivatives	(16)		1,649,158	1,597,451
Other liabilities	(16)		10,080	10,190
			1,659,238	1,607,641
Accrued interest and fees payable			236,629	209,511
Total liabilities			28,132,116	26,496,545

Equity	(17)		3,577,554	3,456,253

TOTAL LIABILITIES AND EQUITY			31,709,670	29,952,798

The accompanying notes are an integral part of these financial statements.

Changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2016	418,602	686,325	1,540,651	445,919	211,810	-28,202	3,275,105
Profit for the year	–	–	–	–	210,981	–	210,981
Other comprehensive income	–	–	–	–	–	25,167	25,167
Total comprehensive income	0	0	0	0	210,981	25,167	236,148
Transaction with owners in their capacity as owners
Appropriation of profit	–	–	156,810	–	-156,810	–	0
Dividends	–	–	–	–	-55,000	–	-55,000
EQUITY AT 31 DECEMBER 2017	418,602	686,325	1,697,461	445,919	210,981	-3,035	3,456,253
Adoption of IFRS 9	–	–	-2,867	–	–	–	-2,867
EQUITY AT 1 JANUARY 2018	418,602	686,325	1,694,594	445,919	210,981	-3,035	3,453,386
Profit for the year	–	–	–	–	173,009	–	173,009
Other comprehensive income	–	–	–	–	–	6,160	6,160
Total comprehensive income	0	0	0	0	173,009	6,160	179,169
Transaction with owners in their capacity as owners
Appropriation of profit	–	–	155,981	–	-155,981	–	0
Realisation of PIL losses	–	–	18,978	-18,978	–	–	0
Dividends	–	–	–	–	-55,000	–	-55,000
EQUITY AT 31 DECEMBER 2018	418,602	686,325	1,869,553	426,941	173,009	3,124	3,577,554

Proposed appropriation of the year’s profit

In thousands of euro	2018	2017
Appropriations to credit risk reserve funds
General Credit Risk Fund	133,009	155,981
Appropriation to dividend payment	40,000	55,000
Profit for the year	173,009	210,981

The accompanying notes are an integral part of these financial statements.

Cash flow statement

In thousands of euro	NOTE	2018	2017
Cash flows from operating activities
Net profit for the year		173,009	210,981

Adjustments:
Unrealised gains/losses of financial assets held at fair value		-14,275	-15,434
ECL non-lending activities		-20	–
Depreciation and write-down in value of tangible and intangible assets		1,937	1,675
Change in accrued interest and fees (assets)		-22,377	13,308
Change in accrued interest and fees (liabilities)		27,117	-1,783
Net loan losses		-5,957	5,378
Adjustment to hedge accounting		37,523	5,927
Other adjustments to the year’s profit		7,031	2,581
Adjustments, total		30,979	11,653

Lending
Disbursements of loans		-4,046,710	-3,146,630
Repayments of loans		2,113,670	1,831,788
Capitalisations, redenominations, index adjustments, etc.		897	-558
Lending, total		-1,932,143	-1,315,399

Cash flows from operating activities, total		-1,728,154	-1,092,765

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities		-1,891,112	-2,229,069
Sold and/or matured debt securities		2,048,213	2,034,312
Placements with credit institutions		-250	–
Other financial placements		218	3,000
Placements and debt securities, total		157,069	-191,757
Other items

The accompanying notes are an integral part of these financial statements.

In thousands of euro	NOTE	2018	2017
Acquisition of intangible assets		-3,885	-4,382
Acquisition of tangible assets		-2,421	-5,239
Change in other assets		23,680	-16,461
Other items, total		17,373	-26,082

Cash flows from investing activities, total		174,443	-217,839

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt		6,619,670	5,942,745
Redemptions		-4,924,256	-3,753,856
Debts evidenced by certificates, total		1,695,415	2,188,889

Other items
Long-term placements from credit institutions		-7,842	-645
Change in swap receivables excluding fair value changes		-60,891	1,056,858
Change in swap payables excluding fair value changes		34,237	256,161
Change in other liabilities		-2,206	-3,711
Dividend paid		-55,000	-55,000
Other items, total		-91,702	1,253,662

Cash flows from financing activities, total		1,603,713	3,442,551

CHANGE IN CASH AND CASH EQUIVALENTS, NET		50,002	2,131,948

Opening balance for cash and cash equivalents, net	(25)	4,073,797	3,144,987
Exchange rate adjustments		58,714	-1,203,138
Closing balance for cash and cash equivalents, net	(25)	4,182,512	4,073,797

Additional information to the statement of cash flows
Interest income received		300,706	313,424
Interest expense paid		-72,473	-63,576

The accompanying notes are an integral part of these financial statements.

Note 1: Accounting policies

REPORTING ENTITY — HISTORY OF NIB

Cooperation of Member Countries

Institutionalized Nordic Cooperation

Cooperation among the Nordic countries comprises a wide range of activities, including economic policy, development of industrial technology, communications and the harmonisation of legal systems.

The most important formal basis for Nordic cooperation is the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers.

The Nordic Council is a forum for consultation and discussion on issues of common interests at a parliamentary level. The Nordic Council of Ministers is empowered to make decisions on matters of cooperation that are considered binding to the governments of the Nordic countries.

Since 1992, the three Baltic countries Estonia, Latvia and Lithuania have been cooperating closely with the Nordic countries under the framework of the Nordic–Baltic Eight (NB8) format. Under NB8, regular meetings between the Nordic and Baltic prime ministers and foreign ministers are held to discuss questions of regional interest and international issues.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation of the European Free Trade Association (“EFTA”) in 1960, which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region.

Effective 1 January 1994, the EFTA member countries, excluding Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe.

On 1 January 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are EFTA members. At the introduction of the Euro on 1 January 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective 1 May 2004, Estonia, Latvia and Lithuania became members of the EU and subsequently of the EMU. Estonia joined the EMU on 1 January 2011, Latvia on 1 January 2014 and Lithuania on 1 January 2015.

Other forms of cooperation

Nordic–Baltic cooperation also includes coordination of policy positions in international organisations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organisations.

Implications for NIB Establishment of the Nordic Investment Bank

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of the Nordic Investment Bank. The legal basis for NIB is the “Establishing Agreement”, which was signed on 4 December 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden.

The Establishing Agreement and the Statutes of NIB became effective on 1 June 1976, and the Bank commenced operations on 2 August of that year.

On 15 September 1981, the Nordic Council of Ministers approved a programme to promote member country cooperation in project exports, primarily to developing countries. The decision, as amended on 28 February 1982, included, as one major element of the programme, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on 1 July 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See Note 11.

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on 25 January 1997, and became effective on 28 August 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighbouring area to the member countries. See Note 11.

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organisation NEFCO and NDF (each, as defined below) should be revised to reflect their status as international institutions. In relation to NIB, this led to the signing of the 1998 Agreement on

23 October 1998.

On 23 October 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on 18 July 1999, and the Establishing Agreement ceased to be effective on the same date.

On 1 January 2005, Estonia, Latvia and Lithuania became members of NIB on equal terms with the original member countries following a policy decision taken by the Nordic prime ministers in June 2003. The new members have the same rights and obligations as the original members.

The 2004 Agreement mandates a new structure for the governance of the Bank, which was fully implemented as of 1 January 2005. NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The 2004 Agreement did not change the activities of the Bank.

Implications for NIB’s related parties/sister organisations

On 19 May 1988, the Nordic Council of Ministers decided to establish the Nordic Development Fund (“NDF”), an international financial institution, for financing projects of Nordic interest in developing countries on concessional terms. The establishing agreement of NDF was signed by the five Nordic countries (“NDF member countries”) on 3 November 1988, and NDF commenced operations on 1 February 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the NDF member countries.

On 2 March 1990, the Nordic Council of Ministers decided to establish the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for promoting investments of Nordic environmental interest in Eastern and Central Europe. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the NEFCO member countries.

According to the constituent documents of NDF and NEFCO, their principal offices shall be located at the principal office of NIB. Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may be delegated to the President of the respective organisation and /or to NIB. NIB provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8 of the annual financial statements.

NIB finances its operations from the capital paid in by Member countries, retained earnings and by borrowing on the international capital markets.

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland.

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles, taking into account socio-economic considerations, to realise investment projects of interest to the Member countries and other countries, which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, it is not a profit maximising entity.

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions the Member countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office, or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfilment of its commitments and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB´s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted in Finland and came into force on January 16, 2011.

BASIS OF ACCOUNTING

The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The financial statements have been prepared in accordance with the historical cost convention with some exceptions described in the policies below.

The cash flow statement has been prepared using the indirect method whereby operating profit is adjusted for effects of non-cash transactions such as depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash flow items cannot be directly determined from the statement of financial position.

On 14 February 2019, the Board of Directors approved the financial statements for publication. These financial statements will be submitted for approval to the Annual Meeting of the Board of Governors scheduled to be held no later than by the end of May 2019.

NEW ACCOUNTING STANDARDS ADOPTED IN 2018

IFRS 9 ‘Financial Instruments’ has been issued in phases over a number of years with entities allowed to adopt the various versions of the standard or wait until the final version was published. The first phases covered “classification and measurement” and “hedge accounting”, which the Bank adopted in 2011. In July 2014, the IASB issued the final version of IFRS 9, adding “impairment” and amending previous versions, the most significant amendment being the introduction of a new asset classification: “Fair value through other comprehensive income”.

The Bank adopted IFRS 9 as issued by the IASB in July 2014, on 1 January 2018. As the Bank had earlier adopted the previous versions of IFRS 9, the changes were limited to new rules on impairment and the new asset classification.

Classification and measurement — The standard introduces a new financial asset classification type: “fair value through other comprehensive income” (FVOCI) for financial assets held in a business model whose objective is to hold assets to collect contractual cash flows and selling financial assets, and the cash flows consist solely payments of principal and interest on the principal amount outstanding (“SPPI”). NIB currently does not record any assets in this asset classification.

Impairment — The new impairment requirements are based on an expected credit loss (ECL) model and replaced the incurred loss model. The expected credit loss model applies to financial assets recorded at amortised cost or at FVOCI, such as loans, debt securities and most loan commitments and financial guarantee contracts. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition. The measurement of ECLs reflects a probability-weighted outcome, the time value of money and the best available forward-looking information. The new model incorporates forward-looking information through the inclusion of macroeconomic factors. The adoption of the new impairment model resulted in a decrease in equity of EUR 2.9 million on 1 January 2018.

A description of the model, inputs and governance are described in Note 2 “Risk” and the expected loss at year end and change during the year are set out in Note 11 “Loans Outstanding”.

NEW STANDARDS FOR FINANCIAL YEARS BEGINNING ON OR AFTER 1 JANUARY 2019

IFRS 16 Leases substantially changes the accounting treatment, as the majority of leases will become on-balance sheet liabilities with corresponding right of use assets on the balance sheet. The standard replaces IAS 17 Leases and is effective as of January 1, 2019. However, the Bank does not have significant leasing commitments and therefore the new standard will not have a significant impact.

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the Bank.

FUNCTIONAL AND PRESENTATION CURRENCY

The Bank’s functional and presentation currency is the euro and the financial statements are presented in EUR 1,000, unless otherwise indicated. All figures in the accounts have been rounded and consequently the sum of individual figures may deviate from the presented sum figure. Furthermore, all percentages are subject to possible rounding differences.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

As part of the process of preparing the financial statements in conformity with IFRS, the Bank’s management is required to make certain judgements, estimates and assumptions that may affect the Bank’s profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may at times be significant.

The Bank uses various valuation models and techniques to estimate the fair values of assets and liabilities. There are significant uncertainties related to these estimates, in particular when they involve modelling complex financial instruments, such as derivative instruments used for hedging activities related to both borrowing and lending.

The estimates are highly dependent on market data, such as the level of interest rates, currency rates and other factors. The uncertainties related to these estimates are reflected mainly in the statement of financial position. NIB undertakes continuous development in order to improve the basis for fair value estimates, with regard to both modelling and market data. Changes in estimates resulting from refinements in assumptions and methodologies are reflected in the period in which the enhancements are first applied.

Significant judgement and estimates are also applied to loan impairment testing in accordance with IFRS 9.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a daily basis to the euro, in accordance with the euro exchange rate prevailing on that day.

Realised and unrealised exchange rate gains and losses are recognised in the statement of comprehensive income.

The Bank uses the official exchange rates published for the euro by the European Central Bank with some exceptions, as disclosed in Note 26.

RECOGNITION AND DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial instruments are recognised in the statement of financial position on a settlement date basis, except for derivative instruments, which are recognized on a trade date basis.

A financial asset is derecognised when the contractual rights to the cash flows from the financial asset expire.

A financial liability is derecognised from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

BASIS FOR CLASSIFICATION AND MEASUREMENT

Following the early adoption of IFRS 9 in 2011, the Bank classifies its financial assets into the following categories: those measured at amortised cost, and those measured at fair value. This classification depends on both the contractual characteristics of the assets and the business model adopted for their management.

Financial assets at amortised cost

An investment is classified at “amortised cost” only if both of the following criteria are met: the objective of the Bank’s business model is to hold the assets in order to collect the contractual cash flows, and the contractual terms of the financial assets must give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding.

Financial assets at fair value

If either of the two criteria above is not met, the asset cannot be classified in the amortised cost category and must be classified at fair value through profit and loss (FVTPL) or fair value through other comprehensive income (FVOCI). FVOCI is used to classify assets held for payments of principal, interest and to sell. All other financial assets are classified as FVTPL.

See hedging policy below for those financial assets and financial liabilities designated as hedged items in a qualifying fair value hedge relationship.

Determination of fair value

The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price on the balance sheet date. Where the fair values cannot be derived from active markets, they are determined using a variety of valuation techniques, which include the use of mathematical models. The input to these models is taken from observable market data where possible. Many of NIB’s financial instruments are not traded in a liquid market, such as the Bank’s borrowing transactions with embedded derivative instruments. These are measured at fair value using different valuation models and techniques. This process involves determining future expected cash flows, which can then be discounted to the balance sheet date. The estimation of future cash flows for these instruments is subject to assumptions on market data, and in some cases, in particular where options are involved, on the behaviour of the Bank’s counterparties. The fair value estimate may therefore be subject to variations and may not be realisable in the market. Under different market assumptions, the values could also differ significantly.

The Bank measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements:

Level 1: Quoted market prices (unadjusted) in an active market for identical instruments.

Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly

(i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and where the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The Bank recognises transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. All level 2 valuations are based on acquired market data from external sources using NIB developed models. See Note 19 for further details.

Offsetting

A financial asset and a financial liability are offset and the net amount recognised only where there is a legal right to do so and the intention is to settle on a net basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise monetary assets and placements with original maturities of six months or less, calculated from the date the acquisition and placements were made.

Cash and cash equivalents in the cash flow statement refers to the net amount of monetary assets, placements and liabilities with original maturities of six months or less, calculated from the time the transaction was entered into.

FINANCIAL PLACEMENTS

Items recognised as financial placements in the statement of financial position include placements with credit institutions and placements in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on the settlement date. Their subsequent accounting treatment depends on both the Bank’s business model for managing the placements and their contractual cash flow characteristics.

LOANS OUTSTANDING

The Bank’s lending transactions are recognised in the statement of financial position at the time the funds are transferred to the borrower. Loans are recognised initially at historical cost, which corresponds to the fair value of the transferred funds, including transaction costs. Loans outstanding are carried at amortised cost. If the loans are hedged against changes in fair value caused by changes in market interest rates by using derivative instruments, they are recognised in the statement of financial position at fair value, with value changes recognised in the statement of comprehensive income.

IMPAIRMENT OF LOANS

The bank applied the IAS 39 incurred loss model for impairment of loans in 2017. The bank adopted the expected credit loss model (ECL) according to IFRS 9, from 1 January 2018 described early in this section.

The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either twelve month or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset are reported on gross carrying amount as for Stage 1 and 2 assets or net of impairment allowance for Stage 3 assets.

Stage 1 – includes financial assets that have not had a significant deterioration in credit quality since initial recognition or have a low risk at the reporting date. For these assets, the ECL is a probability-weighted result of default events that are possible within next 12 months after the reporting date.

Stage 2 – includes financial assets that have had a significant deterioration in credit quality since initial recognition, but for which there is no objective evidence of impairment. For these assets, the lifetime ECL results from all possible default events over the expected lifetime weighted with the probability of default.

Stage 1 and 2 assets are categorised as performing assets and the model calculations are updated at each reporting date.

Stage 3 – includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to generic calculation rules for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

(a) NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security.

(b) The obligor is past due by more than 90 and in the case of sovereign lending exposure to member countries 180 days, or countries with which NIB has an existing framework agreement in place.

Obligors that satisfy the criteria in (a) above are set to default class D1 and those that satisfy the criteria in (b) above are set to default class D2. If both criteria (a) and (b) are satisfied, the obligor is set to default class D2.

The Bank reviews its non-performing loans and receivables at each reporting date to assess whether an allowance for impairment should be recorded in the statement of comprehensive income. In particular, the judgement of the management is required in estimating the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors, and actual results may differ, resulting in future changes to the allowance.

Further details regarding the ECL model, related inputs and governance can be found in Note 2. The impact of adoption and changes during 2018 are set out in Note 11.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software, software licences and ongoing investments in new IT systems. Acquisitions that generate economic benefits exceeding costs beyond one year are recognised as intangible assets. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between three and five years. The amortisations are made on a straight-line basis.

TANGIBLE ASSETS

Tangible assets in the statement of financial position include land, buildings, office equipment and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. Land is not depreciated. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually three to five years. The depreciations are calculated on a straight-line basis.

WRITE-DOWNS AND IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

The Bank’s derivative instruments used to manage interest rate and currency risk are recognised on a trade-date basis at fair value in the statement of financial position as “Other assets” or “Other liabilities”. The Bank applies hedge accounting in accordance with IFRS 9 when the conditions set out by the standard are met. The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change of the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is continually assessed.

Derivatives where hedge accounting is not applied are recognised at fair value through profit and loss.

Fair value hedging

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognised asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognised immediately in profit or loss in the same line item as the changes in fair value of the hedged item. Currently the Banks fair value hedges mainly relate to swapping fixed to floating rates on its borrowing and lending transactions.

Foreign currency basis spread

Following the early adoption of IFRS 9 in 2011, the bank separates the foreign currency basis spread from financial instruments used in hedging and this separated amount is recorded in “Other comprehensive income” (OCI). The foreign currency basis spread will be zero upon maturity and therefore the amount recorded in OCI will not be reclassified to the income statement.

Cash flow hedging

Currently the Bank does not apply cash flow hedge accounting.

Discontinuance of hedge accounting

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively. Any adjustment up to the point of discontinuation to a hedged item for which the effective interest method is used is amortised to profit or loss as part of the recalculated effective interest rate of the item over its remaining life. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profit or loss.

DEBTS EVIDENCED BY CERTIFICATES

The Bank’s borrowing transactions are recognised in the statement of financial position at the time the funds are transferred to the Bank. The borrowing transactions are recognised initially at a cost that comprises the fair value of the funds transferred, less transaction costs. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is subsequently recognised in the statement of financial position at fair value, with any changes in value recognised in the statement of comprehensive income.

Securities delivered under repurchase agreements are not derecognised from the statement of financial position. Cash received under repurchase agreements is recognised in the statement of financial position as “Amounts owed to credit institutions”.

EQUITY

As of 31 December 2018, the Bank’s authorised and subscribed capital is EUR 6,142 million, of which the paid-in portion is EUR 419 million. Payment of the subscribed, non-paid-in portion of the authorised capital, i.e. the callable capital, will take place at the request of the Bank’s Board of Directors to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations.

The Bank’s reserves have been built up by means of appropriations from the profits of previous accounting periods, and consist of the Statutory Reserve, as well as the General Credit Risk Fund and the Special Credit Risk Fund for PIL. See note 17.

The Bank’s profits, after allocation to appropriate credit risk funds, are transferred to the Statutory Reserve until it amounts to 10% of NIB’s subscribed authorised capital. Thereafter, the Board of Governors, upon a proposal by the Bank’s Board of Directors, decides upon the allocation of the profits between the reserve fund and dividends on the subscribed capital.

The General Credit Risk Fund is designed to cover unidentified exceptional risks in the Bank’s operations. Allocations to the Special Credit Risk Fund for PIL are made primarily to cover the Bank’s own risk in respect of credit losses on PIL loans.

The hedging reserve consists of the unrealised value changes of foreign currency basis spreads of derivatives included in hedge accounting. Valuation changes will be zero upon maturity and therefore the amount recorded in the hedging reserve will not be reclassified to the income statement.

INTEREST

The Bank’s net interest income includes accrued interest on loans, debt securities, placements and accruals of the premium or discount value of financial instruments. Net interest income also includes interest expenses on debts, swap fees and borrowing costs.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed and are accrued in the statement of comprehensive income over the commitment period.

Annually recurrent costs arising as a result of the Bank’s borrowing, investment and payment transactions are recognised under the item “Commission expense and fees paid” when incurred.

FINANCIAL TRANSACTIONS

The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are also included in this item.

ADMINISTRATIVE EXPENSES

The Bank provides services to its related parties, the Nordic Development Fund (NDF) and the Nordic Environment Finance Corporation (NEFCO). Payments received by the Bank for providing services at cost to these organisations are recognised as a reduction in the Bank’s administrative expenses. NIB receives a host country reimbursement from the Finnish Government equal to the tax withheld from the salaries of NIB’s employees. This payment reduces the Bank’s personnel expenses, as shown in Note 7.

LEASING AGREEMENTS

Leasing agreements are classified as operating leases if the rewards and risks incident to ownership of the leased asset, in all major respects, lie with the lessor. Lease payments under operating leases are recognised on a straight-line basis over the lease term. The Bank’s rental agreements are classified as operating leases.

EMPLOYEE BENEFITS

Defined contribution plans

The Bank is responsible for arranging pension security for its employees. In accordance with the Host Country Agreement between the Bank and the Finnish Government and as part of the Bank’s pension arrangements, the Bank has decided to apply the Finnish state pension system. Contributions to this pension system, which are paid into the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Ministry of Finance determines the basis for the contributions and establishes the actual percentage of the contributions according to a proposal from the local government pension institution Keva. See Note 7. The Bank’s pension liability is completely covered.

NIB also provides its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan.

Obligations for contributions to defined contribution plans are expensed as the related service is provided and recognised as personnel expenses in profit or loss. Prepaid contributions are recognised as an asset to the extent that a cash refund or reduction in future payments is available.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided.

SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. As the Bank is a single entity in one location there are no unallocated items.

Note 2: Risk management

The Bank assumes a conservative approach to risk-taking. Careful balancing of mission fulfilment, revenue generation and risk mitigation is a key consideration in the Bank’s risk-taking. The constituent documents require that loans be granted in accordance with sound banking principles, that adequate security be obtained for the loans, unless sufficient security is considered to exist under the circumstances, and that the Bank protect itself against the risk of exchange rate losses to the extent practicable. The Bank’s risk tolerance is defined with the objective of maintaining strong credit quality, stable earnings and a level of capital and liquidity required to maintain the Bank’s AAA/Aaa rating.

The main risks — credit risk, market risk, liquidity risk, operational risk and compliance risk — are managed carefully with the overall objective of maintaining financial soundness and avoiding activities that could threaten the Bank’s reputation. Other risks are managed based on conducted materiality assessment. As an international financial institution, the Bank is not subject to national or international prudential regulation of the banking sector. However, the Bank’s risk management framework is regularly reviewed and adapted to changing conditions with the aim of complying in substance with what the Bank identifies as the relevant market standards and best practices, including the standards and guidelines of the Basel Committee on Banking Supervision.

The Bank’s risk management framework comprises risk policies and procedures formulated for the identification, measurement, monitoring and reporting of risks including a comprehensive limit system for managing the exposure to quantifiable risks. The Bank recognises that effective risk management is based on a sound risk culture, which is characterised, among other things, by a high level of awareness concerning risk and risk management in the organisation. Regular training of staff in risk-related matters is part of the Bank’s risk management practices.

The Bank uses its internal capital adequacy assessment process (ICAAP) to evaluate the amount of capital and liquidity needed to cover the risks the Bank is or might be exposed to. The ICAAP assessment is conducted on an annual basis. The Bank maintains a sufficient amount of capital and liquidity to cover all material risks and to ensure that operations can be continued without disruptions even in adverse situations. The Bank also considers the impact of macro-prudential risks in its ICAAP assessment and utilises capital buffers as needed. Stress testing is used to provide a forward looking view on the Bank’s risk exposures.

KEY RISK RESPONSIBILITIES

The Board of Directors lays down the general framework for the Bank’s risk management by establishing the Bank’s risk appetite, approving its risk management policies, including maximum limits for exposure to the main types of risk. The Board approves credits and grants authorisation to the Bank to raise funds in the capital markets based on its estimated funding requirements.

The President is responsible for managing the risk profile of the Bank within the framework set by the Board of Directors and for ensuring that the Bank’s aggregate risk is consistent with its financial resources and willingness to take risk. The Board of Directors has delegated some credit approval authority to the President for execution in the Credit Committee.

The following committees assist and advise the President:

The Executive Committee consists of the President and senior officers, whose appointment to the committee has been confirmed by the Board of Directors. The committee is the forum for addressing policy and management issues, including following up the financial results, business plan and strategy of the Bank. The committee meets approximately twice a month.

The Credit Committee consists of the President and senior officers appointed by the Board of Directors. The committee is responsible for preparing and making decisions on credit matters related to lending operations and for decisions on treasury counterparties. Among other things, the committee reviews all credit proposals before they are submitted to the Board of Directors for approval. The committee usually meets weekly.

The Treasury Committee consists of the President, the Head of Treasury, the Head of Finance and the Chief Risk Officer. The committee is responsible for preparing and making decisions on matters related to treasury operations. The committee makes recommendations and, where appropriate, decisions in the area of market, counterparty and liquidity risk exposure. It also monitors the Bank’s borrowing activities and has oversight of treasury risk reporting to the Board of Directors. The committee usually meets monthly.

The Asset and Liability Committee (ALCO) consists of the members of the Executive Committee and the Chief Risk Officer. Together with the Executive Committee, it has overall responsibility for the Bank’s risk management. ALCO’s duties include monitoring the Bank’s balance sheet development and capital adequacy, setting targets and limits for risk to be managed at the bank level, reviewing liquidity risk management and funding structure, as well as monitoring performance against the agreed risk appetite. The committee meets approximately six times a year.

The Business and Technology Committee (BTC) consists of the Head of Business Services, Head of Finance, Head of IT, Head of Treasury and Head or Deputy Head of Lending. BTC is responsible for aligning the Bank’s enterprise architecture with strategic goals by prioritizing, directing, monitoring and governing the technology development.

In addition to the advisory bodies to the President, the Bank has the following permanent internal committees focusing on risk aspects:

The New Product and Structure Committee scrutinises product and deal structure proposals, which from a risk and/or administrative point of view significantly differ from what the Bank has entered into previously.

The Council of Fighting Corruption has been established to enhance the awareness of integrity and corruption risks among the Bank’s staff and stakeholders.

In the day-to-day operations, the Bank has established a segregation of duties between units that enter into business transactions with customers or otherwise expose the Bank to risk, and units in charge of risk assessment, risk measurement, monitoring and control.

The business units, Lending and Treasury, are responsible for implementing the Bank’s business strategy. Lending is responsible for loan origination and mandate fulfilment in accordance with the Bank’s willingness to take risk. Treasury provides support by executing the funding strategy and managing the liquidity as well as balance sheet risks (Asset and Liability Management). The business units carry out the day-to-day management of all risks assumed in their operations and ensure that an adequate return is achieved for the risks taken. The Head of Lending and the Head of Treasury report to the President.

The Risk Management unit within Finance carries out independent measuring, controlling, monitoring and reporting of the Bank’s credit risk, liquidity risk, market risk and operational risk exposures as well as its capital adequacy. The Chief Risk Officer, who heads the Risk Management unit, reports to the Head of Finance, who in turn reports to the President.

Credit and Analysis is responsible for independently assessing counterparty credit risk in the Bank’s lending and treasury operations as well as for counterparty monitoring. The Credit unit oversees that credit proposals are in compliance with established limits and policies. The Special Credits unit manages transactions requiring particular attention due to restructuring work-out and recovery processing. The Head of Credit and Analysis reports to the President.

The Legal department supports all units of the Bank carrying the responsibility for minimising and mitigating legal risks in the Bank’s operational and administrative activities. The General Counsel reports to the President.

The Compliance function assists the Bank in identifying, assessing, monitoring and reporting on compliance risks in matters relating to the institution, its operations and the personal conduct of staff members. The Chief Compliance Officer reports to the President, with unrestricted access to the Chairman of the Board of Directors and the Chairman of the Control Committee.

Internal Audit provides an independent evaluation of the controls, risk management and governance processes. The Head of Internal Audit reports to the Board of Directors and the Control Committee.

The Control Committee is the Bank’s supervisory body. It ensures that the operations of the Bank are conducted in accordance with the Statutes. The committee is responsible for the audit of the Bank’s accounts and submits its annual audit statement to the Board of Governors. The committee also monitors the anti-corruption and compliance practices of the Bank.

CREDIT RISK

Credit risk is the Bank’s main financial risk. Credit risk is defined as the risk of loss resulting from the failure of the Bank’s borrowers and other counterparties to fulfil their contractual obligations and that collateral provided does not cover the Bank’s claims. Following from NIB’s mission, most of the credit risk stems from the Bank’s lending operations. The Bank is also exposed to credit risk in its treasury activities, where credit risk derives from the financial assets that the Bank uses for investing its liquidity, such as fixed-income securities and interbank deposits, and from derivative instruments used for managing currency and interest rate risks and other market risks related to structured funding transactions.

Credit risk management

The Bank’s credit risk management builds on the principles of (1) appropriate risk diversification within the scope of the mission; (2) thorough risk assessment at the credit appraisal stage; (3) risk-based pricing and risk mitigation; (4) continuous risk monitoring at the individual counterparty level as well as portfolio level; (5) avoidance of undesirable risks to the extent possible.

Credit risk limits

The maximum credit exposure that the Bank is willing to take is expressed in terms of exposure limits set by the Board of Directors. Credit exposure is the aggregate of lending and treasury exposure. Limits at counterparty level are scaled to the Bank’s equity and the counterparty’s equity. Portfolio level limits are defined in relation to the Bank’s equity.

Counterparty limits are determined based on the probability of default and expected loss. The Bank defines a single counterparty as a counterparty or group of counterparties that are legally and/or financially consolidated or otherwise interdependent from a risk perspective. For exposure limit purposes, the Bank considers the entity where the risk resides, i.e. the risk-owner, as the counterparty. The risk-owner is the entity that is ultimately responsible for the Bank’s claim and may be different from the obligor if the risk is transferred through a guarantee. In order for a guarantee to be eligible for risk transfer, it must cover the full exposure and be a guarantee undertaking securing the borrower’s debt “as for own debt”, meaning that the Bank can make a claim under the guarantee immediately after the borrower has failed to pay on a due date.

To prevent excessive concentrations, the Bank applies portfolio-level limits for large counterparty exposures, as well as for industry sector and country exposures. The Bank has not set limits for the aggregate lending exposure in its member countries. Lending in non-member countries is subject to country limits. For the Bank’s treasury operations, country limits apply for exposure in all countries.

As a general principle, the Bank limits the maximum amount granted as loan or guarantee for a single project to 50% of the total project cost. Financing to small and medium-sized enterprises, small mid-cap corporates and mid-cap corporates in the Bank’s member countries can be extended up to 75% of the total project or financing need qualifying for a NIB mandate.

Credit risk assessment

The counterparty’s debt servicing capacity is a key consideration for credit approval. The assessment of a counterparty’s creditworthiness focuses on identifying the main financial and business risks related to the counterparty. Based on the assessment, a risk rating indicating the probability of default (PD) is assigned to the counterparty. The credit risk assessment includes the use of quantitative risk methodologies and models as well as qualitative assessments based on expert judgement. The process of assigning PD ratings to counterparties is carried out in the Credit & Analysis department.

A separate expected loss (EL) rating is assigned at the transaction level. The EL rating factors in the loss given default (LGD), i.e. the loss severity in the event of a counterparty default. The LGD assignment process relies on models that produce an LGD estimate based on the type of counterparty and the characteristics of the transaction, such as guarantees, collateral, the seniority of the claim and other credit enhancing factors in the transaction. The risk ratings are approved by the Credit Committee.

The Bank’s risk rating system comprises 20 classes to differentiate the risk of counterparty default and the expected loss on a transaction. In addition, a separate D class applies for non-performing transactions. For reference to external ratings, the internal scales are mapped to the ratings of S&P and Moody’s such that classes 1 to 10 correspond to the external rating equivalent of the investment grade AAA to BBB- and Aaa to Baa3, respectively.

Credit risk mitigation

According to NIB’s statutes, adequate credit enhancement is required in order to reduce credit risk in the Bank’s lending. Loans granted by the Bank are either unsecured or secured. The Bank seeks to mitigate the credit risk related to unsecured loans by including various covenants, undertakings, prepayment events and events of default in the loan documentation. The requirements vary depending on the type of borrower and the tenor and amortisation profile of the loan.

Some of the Bank’s lending is secured by collateral or guaranteed by the parent of the borrower or a third party. The value of the collateral should preferably not be correlated with the creditworthiness of the borrower nor be related to the borrower’s business and there should be a functioning market for such assets.

The distribution of the Bank’s lending portfolio by type of credit enhancement at year-end 2018 is presented below with further information in Note 3 and 11.

LOANS OUTSTANDING BY TYPE OF CREDIT ENHANCEMENT

as of 31 Dec 2018

EUR m

In its treasury operations, the Bank applies netting and collateralisation to mitigate counterparty credit risk related to derivatives and collateralised placements. The Bank undertakes swap transactions only with counterparties that meet the required minimum counterparty credit rating and have executed an International Swaps and Derivatives Association (ISDA) Master Agreement and signed a Credit Support Annex (CSA). Collateralised placements in the form of reverse repo transactions are made on the terms of the Global Master Repurchase Agreement (GMRA).

The ISDA master agreement allows for a single net settlement of all swap transactions covered by the agreement in the event of a counterparty default or early termination of the transactions. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally valid and enforceable in the relevant jurisdiction. At year-end 2018, netting reduced the swap exposure by EUR 586 million from a gross total market value of EUR 1,164 million to EUR 578 million (year-end 2017: EUR 1,110 million and EUR 571 million, respectively).

The CSAs further mitigate credit risk related to swaps. Swap positions are marked to market daily and the resulting positive exposures (receivable) exceeding agreed thresholds, if any, are collateralised by cash or, for certain counterparties, with high-quality government securities. Since 2016, NIB enters into two-way CSAs, which means that the Bank posts collateral when the market value of the swap position is negative (liability). At year-end 2018, approximately 97.4% of the Bank’s swaps measured by nominal value were under two-way CSAs. Close to 2.4% were under one-way CSAs meaning that NIB is not required to post collateral for its swap liabilities. The remaining portion of less than 0.2% of the total nominal swap exposure was with counterparties with whom no CSA has been concluded. At year-end 2018, the Bank held EUR 580 million (2017: EUR 556 million) in gross collateral received, of which EUR 575 million (2017: EUR 547 million) was in cash and EUR 5 million (2017: EUR 9 million) in securities (See Note 18, Collateral and Commitments). The Bank had posted collateral of EUR 980 million (2017: EUR 899 million).

Credit risk monitoring

The Bank puts strong emphasis on continuous monitoring of the credit risk development in its lending and treasury operations. Credit risk is monitored both at counterparty level and at portfolio level. The primary responsibility for credit risk monitoring resides with the unit responsible for the client relationship i.e. Lending, Treasury and Special Credits with support from Credit & Analysis. Risk Management carries out the portfolio level monitoring.

All lending exposures are subject to continuous monitoring of contractual compliance and events/signals that could potentially lead to or indicate a material change in risk. In addition, an annual follow-up is conducted on the entire loan portfolio. The annual follow-up is presented to the Credit Committee and reported to the Board of Directors.

Treasury exposures are subject to continuous monitoring of events and market signals that could potentially lead to or indicate a material change in risk. At a minimum, the counterparties are analysed and the risk class validated every two years. The follow-up is presented to the Credit Committee.

Following the identification of a seriously deteriorated debt repayment capacity and/or a serious deterioration in the financial standing, the counterparty is placed on the watch-list and becomes subject to specific watch-list monitoring. Watch-listed counterparties are reviewed by the Credit Committee at agreed intervals and reported to the Board of Directors. If a credit exposure requires the expertise of specialists in workout and restructuring, it will be transferred to the Special Credits unit. The unit’s primary objective is to take over responsibility for distressed loans from Lending and devote sufficient time and effort to the individual case in order that the Bank may recover all or as much as possible of distressed loans outstanding.

Credit risk monitoring at portfolio level includes, among others, an analysis of the aggregate credit risk exposure, credit risk concentrations and changes in the risk profile. The development is reported to the Executive Committee, ALCO and the Board of Directors.

Compliance with existing limits is monitored regularly; for treasury counterparties, limit compliance is monitored on a daily basis. Exposure in excess of maximum limits may occur e.g. due to downgrade of a counterparty rating. Limit breaches are reported to senior management, relevant committees and the Board of Directors.

Risk-based pricing

The Statutes stipulate that the Bank shall operate according to sound banking principles and aim for a profit allowing the formation of reserves and a reasonable return on capital. Loans and guarantees are priced to cover the Bank’s cost of funds, administration costs, the cost of the risk involved in the transaction and the cost of capital employed. For loan pricing purposes, the Bank uses a pricing tool that enables calculation of the minimum earnings required on a loan in order to cover all lending related costs and an appropriate return for the level of risk assumed. Internal credit risk ratings and associated risk parameters, as well as the structure of the transaction, are key input factors in the pricing tool.

Credit risk reserves

The Bank maintains two credit risk funds within its equity, in addition to the Statutory Reserve. The General Credit Risk Fund is available to cover unexpected losses arising from the Bank’s lending and other business activities. At year-end 2018, the fund amounted to EUR 1,870 million before allocation of the profit for the year. The Statutes require that the Bank maintains the Special Credit Risk Fund for the Project Investment Loan (PIL) facility to cover the Bank’s own risk on such loans before resorting to the member countries’ guarantees that support the facility. At year-end 2018, the fund amounted to EUR 427 million before allocation of the profit for the year.

Impairment Methodology

Introduction and governance

The Bank calculates and reports its impairments based on expected credit losses (ECL). The ECL framework is based on the requirements of the International Financial Reporting Standard (IFRS 9 Financial Instruments), published in 2014 by the International Accounting Standards Board (IASB) and which became effective from 1 January 2018. Additionally, the guidance of the Basel Committee on Banking Supervision and Global Public Policy Committee are followed, where applicable. The ECL framework is governed by the Bank’s risk management policies. The Executive Committee reviews and the President approves the ECL framework. The Credit Committee approves the impairment allowances and ECL model based calculation results.

Three Stage Model

The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either twelve month or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset is reported on gross carrying amount or net of impairment allowance.

Stage 1 – includes financial assets that have not had a significant deterioration in significant increase in credit risk (SICR) since initial recognition or have a low risk at the reporting date. For these assets, the allowance amount is calculated based on the coming 12 months.

Stage 2 – includes financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. For these assets, the allowance amount is calculated based on expected lifetime of the asset. A significant increase in credit risk is considered to have occurred if the life-time PD has increased by 100% compared to that at the initial recognition. Additional triggers are considered, including significant downgrading or watch-listing of the asset

Stage 1 and 2 assets are categorised as performing assets.

Stage 3 – includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to the collective model used for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

i) NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security; or

ii) the obligor is past due by more than 90 or in the case of sovereign lending by more than 180 days.

Inputs

The ECL calculation is performed at the level of individual financial assets and the main components comprise Probability of Default, Loss Given Default, Exposure at Default and Discount Factor. The model is forward looking: current and future macroeconomic conditions are incorporated into the model through the Macro-Financial Scenarios.

Probability of Default (PD) is estimated based on a regression model of macro-economic variables to observed default data. Each transaction in the Bank’s portfolio has an internal PD rating associated with it. This PD rating is derived using S&P Global methodology that aims to replicate the S&P Rating Agency methodology. The rating is essentially a long-term, best estimate rating resulting in a neutral estimate without explicit buffers of conservatism. For ECL purposes, PD term-structures are derived for each rating grade reflecting the Macro Financial Scenarios. The short end of the PD term structure (up to 3 years) reflects the Macro Financial Scenarios, while the long end of the PD term structure is based on long-run average behaviour. The term structure construction considers both outright default probabilities and rating migration behaviour.

Loss Given Default (LGD) is the magnitude of the likely loss if there is a default. The Bank has established a LGD framework, which establishes LGD estimates for all of the Bank’s exposures. The estimates are derived separately for different counterparty types: corporate, financial institutions, sovereigns and local and regional governments, and project finance. Credit enhancement (collateral, guarantees) and other transaction characteristics impact the LGD estimate. Depending on counterparty type, different datasets and modelling approaches are employed.

Exposure at Default (EAD) represents the expected exposure in the event of a default and is measured from discounted contractual cash flows. Loan commitments are included using a Credit Conversion Factor (CCF) model. The discount factor is calculated based on the Effective Interest Rate (EIR) of a contract.

Macro-Financial Scenarios – Unlike the incurred loss model, which IFRS 9 replaced, the ECL is forward looking. The starting point is the Bank’s view of the current and future macro-economic conditions and credit environment. It should be noted that the same overall macro-economic view is used also as a basis for all other macro-forecasting needs within the Bank (for example ICAAP and stress testing). The Bank considers a range of outcomes in a probability-weighted manner. The purpose is to capture possible nonlinear behaviour in the dependence of the ECL on economic conditions. The Macro-Financial Scenarios consist of three scenarios: Baseline, Upside, and Downside. Each scenario has an assigned probability of occurrence. Based on expert judgment, intended to reflect the prevailing perceived distribution of risks, the upside and downside scenarios are assigned probabilities indicating either balance or a skew in either direction.

The Credit Committee may do temporary adjustments to the model-based ECL impairment allowances in order to reflect additional factors, like significant scenarios or events, not explicitly incorporated within the modelling of ECL or in the credit risk ratings.

The loan impairment accounting policy is described in Note 1 – “Accounting Policies” and the results of the ECL are described in Note 11 – “Loans Outstanding”.

Credit risk exposure

Tables 1 to 3 below provide an overview of the Bank’s aggregate credit risk exposure at year-end 2018 distributed according to expected loss (EL) before collective impairment. Aggregate credit exposure comprises lending and treasury exposure. Lending exposure includes loans outstanding and loan commitments, without taking into account any collateral or other credit enhancement. Regarding the treasury exposure, capital market investments are included at nominal value, while derivatives are included at market value net of collateral. The exposure in reverse repo transactions is calculated as a fixed percentage of the nominal value of the transaction thus reflecting that these are collateralised placements.

TABLE 1. Credit risk exposure by internal rating based on expected loss (EL) (in EUR million)

RISK	S&P	31 December 2018			31 December 2017

CLASS	EQUIVALENT	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
1–2	AAA/AA+	5,239	4,818	10,057	5,321	5,516	10,838
3–4	AA/AA-	1,235	1,876	3,111	1,249	2,417	3,666
5–6	A+/A	1,938	754	2,692	1,888	787	2,675
7–8	A-/BBB+	5,303	131	5,434	4,790	74	4,864
9–10	BBB/BBB-	5,025	3	5,028	3,444	2	3,446
11–12	BB+/BB	1,819	0	1,819	1,962	0	1,962
13–14	BB/BB-	470	0	470	524	0	524
15–16	BB-/B+	106	0	106	136	0	136
17–18	B/B-	32	0	32	8	0	8
19–20	B-/CCC	5	0	5	5	0	5
D		0	0	0	7	0	7
TOTAL		21,174	7,581	28,755	19,333	8,796	28,129

Class D
Gross		78	0	78	100	0	100
Impairment		78	0	78	93	0	93
Net		0	0	0	7	0	193

The quality of the Bank’s aggregate credit exposure remained sound in 2018. Lending exposure increased by around 9.5% due to a high volume of loan disbursements. Close to 14% of the disbursements were to counterparties in the best risk classes (EL1-2), which was largely explained by new lending to the public sector. Treasury exposure decreased by around 14%, mainly due to increased use of collateralized deposits (reverse repos). At year-end 2018, 89% (2017: 86%) of lending exposure and 100% (2017: 100%) of treasury exposure was in risk classes 1-10, corresponding to investment-grade quality. The decrease in exposure in risk class D (non-performing) was the result of payments received, adjustment of individually assessed impairments and foreign exchange translation effects.

TABLE 2. Geographical distribution of the credit risk exposure (in EUR million)

The geographical distribution of the aggregate credit risk exposure is shown in the table below. The distribution is based on the risk-owner’s country of domicile.

	31 December 2018			31 December 2017

COUNTRY/REGION	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Denmark	1,308	1,350	2,659	1,485	1,602	3,087
Estonia	235	0	235	227	0	227
Finland	4,458	1,261	5,719	4,009	1,461	5,470
Iceland	666	0	666	615	0	615
Latvia	222	48	270	267	48	315
Lithuania	682	0	682	653	0	653
Norway	5,042	385	5,428	4,277	374	4,651
Sweden	6,629	1,087	7,717	5,873	1,407	7,280
Africa and Middle East	156	0	156	93	0	93
Americas	124	899	1,023	176	937	1,113
Asia-Pacific	480	102	581	564	99	663
Europe	765	1,914	2,679	778	2,297	3,074
Multilaterals	405	535	940	317	570	888
TOTAL	21,174	7,581	28,755	19,333	8,796	28,129

In the context of the Bank’s mission, the credit risk exposure continued to be fairly well balanced in terms of geographical distribution. At year-end 2018, the member countries accounted for 91% of the Bank’s lending exposure (2017: 90%) with the exposure to Norway showing the largest increase (+18%) in 2018. The largest lending exposures outside the member countries were in Poland, Multilateral institutions, China, France and Brazil. The Bank’s exposure in Russia, Ukraine and Belarus amounted to EUR 57 million (2017: EUR 104 million), including EUR 29 million (2017: EUR 44 million) under the MIL facility and EUR 20 million (2017: EUR 22 million) in agreed, not disbursed loans. At year end the Bank had no exposure to Ukraine (2017: Nil).

Of the treasury exposure, 55% (2017: 56%) was in the member countries, while the rest of Europe accounted for 25% (2017: 26%), dominated by Germany and The Netherlands. The major part of the treasury exposure outside Europe was in Canada.

TABLE 3. Credit risk exposure by industry sector (in EUR million)

The distribution of the credit risk exposure by sector is based on the industry sector of the risk-owner. These sectors are different from the four business areas into which the Bank has organised its lending operations.

	31 December 2018			31 December 2017

INDUSTRY SECTOR	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Oil & Gas	45	0	45	45	0	45
Materials	1,029	0	1,029	939	0	939
Industrials	3,220	0	3,220	3,691	0	3,691
Consumer discretionary	653	0	653	524	0	524
Consumer staples	1,154	0	1,154	932	0	932
Health care	643	0	643	638	0	638
Financials	3,342	4,595	7,937	2,759	5,488	8,246
Information technology	528	0	528	265	0	265
Telecommunication services	480	0	480	267	0	267
Utilities	3,784	0	3,784	3,896	0	3,896
Public sector	6,295	2,986	9,281	5,377	3,308	8,685
TOTAL	21,174	7,581	28,755	19,333	8,796	28,129

The distribution of the lending exposure by industry sector remained stable in 2018 compared to the previous year, with the public sector, the utility sector, the financials sector and the industrials sector accounting for 79% (2017: 81%) of the total exposure. In nominal terms the most significant increase was in the exposure to the public sector and the financial sector. The exposure to these sectors increased as a consequence of new lending and included EUR 1.4 billion in agreed, not disbursed loans at year-end 2018.

The Bank has defined limits for maximum exposure to a single industry measured by the economic capital requirement and total credit risk exposure in relation to the Bank’s equity. At year-end 2018, the Bank was in compliance with these limits.

TABLE 4. Largest counterparty exposures (% of total credit risk exposure)

A counterparty exposure is defined as the consolidated group exposure, i.e. individual counterparties that are linked to one another by ownership or otherwise interdependent from a risk perspective are considered as one counterparty.

	31 December 2018	31 December 2017
Top 5	9%	11%
Top 10	15%	18%
Top 20	26%	28%

The limits for large single counterparty exposures and for the aggregate of such large exposures are scaled to the Bank’s equity. Any deviations from the set limits must be approved by the Board of Directors. At year-end 2018, the Bank was within the aggregate limits set for large exposures.

MARKET RISK

The Bank defines market risk as the risk of valuation loss or reduction in the expected earnings stemming from adverse fluctuations in exchange rates, interest rates, credit spreads and cross-currency basis spreads.

Market risks predominantly arise from the Bank’s core business activities and the liquidity portfolio needed to support these activities. The Bank’s strategy is to obtain cost-efficient funding from diversified sources and provide lending that is tailored to the needs of its customers. This gives rise to foreign exchange risk and structural interest rate risk due to mismatches in the Bank’s assets and liabilities in terms of currency composition, maturity profile and interest rate characteristics. Cross-currency basis risk stems from the hedging techniques used by the Bank to mitigate spot foreign exchange risk deriving from funding and lending in different currencies. This risk reflects the liquidity charge for exchanging foreign currencies at a future point in time.

The Bank’s securities portfolio held for liquidity purposes as well as the portfolio of green bond investments are exposed to interest rate risk and credit spread risk. Credit spread risk refers to the potential decline in market value due to perceived change in the credit quality of the issuers of the securities held in the portfolios.

Market risk management

The Bank manages market risks by hedging against foreign exchange risk and interest rate risk with the objective of protecting its earnings and the economic value of its assets and liabilities. Foreign exchange risk is practically fully hedged. Interest rate risk deriving from mismatches between funding and lending is kept at a modest level. The Bank’s tolerance for interest rate risk and credit spread risk pertains to the size, quality and earnings expectations set for the liquidity portfolio.

As part of its structured funding transactions, the Bank may use financial instruments linked to other market risk factors than the above. A prerequisite is that such transactions are completely hedged with derivatives and that the Bank is able to valuate and measure the risks involved in the derivatives.

The Bank’s market risks are managed by Treasury. The Risk Management unit provides independent oversight of all significant market risks, supporting the Treasury Committee, ALCO and Treasury with risk measurement, analysis, daily monitoring and reporting.

FOREIGN EXCHANGE RATE RISK

TABLE 5. Foreign exchange rate risk (in EUR million)

Net open positions		TOTAL LIMIT	31 December 2018	31 December 2017
	USD	4.00	-0.32	0.81
	DKK	1.00	0.34	0.42
	NOK	1.00	0.23	0.50
	SEK	1.00	0.82	0.32
	Other currencies, Total	4.00	2.29	2.20

The Statutes require that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.

Exchange rate risk is measured on the basis of net open positions in each currency. The limits set to restrict the overnight positions and the actual exposure as at year-end 2018 are presented in the above table. Note 22, Currency risk, shows the net of assets and liabilities at fair value in the major currencies as of year-end 2018.

The Bank hedges foreign exchange rate risk with cross-currency basis swaps, which gives rise to currency basis risk. The market value sensitivity of the Bank’s swap portfolio to one basis point shift in the relevant currency basis curves was EUR 1.4 million at year-end 2018 (2017: EUR 1.8 million) mostly deriving from the euro/US dollar, euro/ Swedish krona and euro/British pound basis.

The Bank does not hedge future net interest income in foreign currency. Loans are provided primarily in euro, Nordic currencies and US dollars. There is a possibility that interest income in currencies other than the euro may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in future cash flows from its current portfolio would be minor in relation to its total assets and equity.

INTEREST RATE RISK

TABLE 6. Interest rate risk (in EUR million)

	TOTAL GROSS LIMIT	31 December 2018	31 December 2017
Sensitivity to 1bp change in interest rates	1.50	0.79	0.90

DEVELOPMENT OF INTEREST RATE RISK

in EUR

The Bank manages interest rate risk by using derivatives to convert fixed-rate funding into floating-rate liabilities. Fixed-rate lending that is not match- funded is converted to floating-rate receivables. This hedging approach ensures that the interest rate risk between lending and funding in each currency remains low. The majority of the Bank’s interest rate risk, therefore, stems from the portfolio of liquid assets.

The Bank measures and manages interest rate risk by estimating the sensitivity of the economic value of its balance sheet to an interest rate shock. The sensitivity is measured by means of basis point value (BPV) quantifying the impact of an interest rate change of one basis point on the present value of interest-bearing assets and liabilities.

Maximum limits have been set for the acceptable exposure to interest rate risk both at an aggregate balance sheet level and at portfolio level. A gross limit equivalent to EUR 1.5 million covering all currencies restricts the BPV interest rate risk to approximately 0.04% of the Bank’s equity. In addition, individual BPV limits have been set for interest rate risk in EUR, USD and the Nordic currencies, whereas a combined limit applies for all other currencies. As a supplementary indicator of interest rate risk, the Bank estimates the worst-case effect of a 0.1% change in interest rates on its net interest income over the lifetime of interest-bearing assets and liabilities due to mismatches in terms of re-pricing periods and volumes. This is managed through a limit of EUR 34 million, corresponding to approximately 1% of the Bank’s equity. At year-end 2018, the exposure amounted to EUR 10.9 million (2017: EUR 10.5 million).

CREDIT SPREAD RISK

TABLE 7. Credit spread risk (in EUR millon)

	TOTAL LIMIT	31 December 2018	31 December 2017
Sensitivity to 1bp change in credit spreads	2.50	1.85	1.88

DEVELOPMENT OF CREDIT SPREAD RISK

in EUR

The Bank manages its exposure to credit spread risk by measuring the sensitivity of its portfolios of marketable securities to credit spread movements. The sensitivity is measured by means of Credit Spread Basis Point Value (Spread BPV) quantifying the impact of a one basis point increase in credit spreads on the present value of the assets.

Limits have been defined to restrict the decrease in asset value to acceptable level in accordance with the Bank’s willingness to accept risk in its liquidity portfolio and in the portfolio of green bond investments. The Bank has set an overall limit of EUR 2.5 million for credit spread risk, with specific sub-limits defined for various asset classes. To ensure that the liquidity portfolio maintains its market value and liquidity under severe market conditions, the assets in the portfolio must satisfy minimum rating requirements and other quality criteria.

LIQUIDITY RISK

Liquidity risk is defined as the risk of incurring losses due to an inability to meet payment obligations in a timely manner when they become due. The Bank categorises liquidity risk into funding liquidity risk, which occurs when payment obligations cannot be fulfilled because of an inability to obtain new funding, and market liquidity risk, which occurs when the Bank is unable to sell or transform assets in the liquidity buffer into cash without significant losses.

Liquidity risk management

The Bank’s business model gives rise to liquidity risk mainly through maturity mismatches between assets (loans and treasury investments) and liabilities (borrowing and equity). The liquidity position and adherence to exposure limits is managed by Treasury and monitored by Risk Management on a daily basis.

The Treasury Committee and ALCO oversee the development of the Bank’s funding and liquidity position and decide on liquidity risk-related matters in accordance with their respective mandates. The Board of Directors receives regular reports on the liquidity and funding situation of the Bank.

The key metric applied for managing liquidity risk is the survival horizon, which measures how long the Bank would be able to fulfil its payment obligations in a severe stress scenario. The target survival horizon is twelve months, which means that the Bank would be able to meet its payment obligations and continue its business operations without disruption for the coming twelve months under severely stressed conditions. The minimum requirement is that the survival horizon must at all times exceed nine months. The stress scenario includes, among other things, the assumption of payment disruptions in the loan portfolio, no access to market funding, early termination of all callable funding transactions, collateral provided for swap exposure and severe decline of asset value in the liquidity buffer. At year-end 2018, the survival horizon was 428 days (2017: 417 days).

In addition, the Bank requires that the liquidity position should be strong enough to secure the highest possible issuer credit rating by S&P and Moody’s and fulfil the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. At year-end 2018 the LCR was approximately 1200% (2017: 1400%) and the NFSR approximately 160% (2017: 160%). The minimum requirement for NSFR and LCR is 100% for regulated banks.

DEVELOPMENT OF THE SURVIVAL HORIZON IN 2018

in days

The Bank’s liquidity buffer comprises unencumbered cash, deposits and securities mainly denominated in EUR, USD and the Nordic currencies. In order to ensure that the market value and liquidity of the buffer is preserved during adverse market conditions, the Bank has set strict rules for the composition of the buffer. As such, the buffer must include a minimum level of High Quality Liquid Assets as defined in the EU capital requirement regulation and a minimum level of assets in the internal rating categories corresponding to at least AA- from S&P and Aa3 from Moody’s. Furthermore, the buffer must comprise a certain level of assets eligible as repo collateral in central banks. The Bank does not have direct access to central bank repo facilities but can repo its bond securities via intermediating banks.

The maturity profile of the liquidity buffer is structured to fulfil the Bank’s requirement that the expected net cash outflow during the next three months must be covered by maturing investments in the liquidity buffer.

TABLE 8. Composition of the liquidity buffer

	31 December 2018		31 December 2017

	EUR MILLION	%	EUR MILLION	%
Cash and cash equivalents	474	5%	1,069	10%
Securities issued or guaranteed by sovereigns, public sector entities and supranational institutions	2,572	25%	2,749	26%
Covered bonds	2,456	24%	2,770	26%
Securities issued by financial institutions, excluding covered bonds	1,670	16%	1,476	14%
Securities received as collateral	3,176	31%	2,391	23%
Total liquidity buffer	10,348	100%	10,454	100%

Diversification is a key objective of the Bank’s funding and liquidity management. The Bank strives to diversify its borrowing in terms of currencies, maturities, instruments and investor types in order to avoid excessive reliance on individual markets and funding sources. Through regular benchmark issues, the Bank aims to secure broad market access. The annual funding plan is based on the projected twelve-month liquidity requirement and the projected size of the liquidity buffer. The funding plan is regularly adjusted to reflect changes in the liquidity requirement.

The following graph shows the maturity profile of liquid assets and the annual scheduled payments on loans outstanding compared to payments on the Bank’s funding. Payments on loans outstanding are shown until the contractual maturity of the loans. Repayment of funding is shown until the first possible early repayment date and taking into account the cash flow from associated swaps. Short-term amounts owed to credit institutions predominantly comprise cash collateral received from swap counterparties and collateral given, the cash collateral posted to swap counterparties.

MATURITY PROFILE OF FUNDING, LENDING AND LIQUID ASSETS

as of 31 December 2018

EUR m

A breakdown of the Bank’s financial assets and liabilities by maturity at year-end 2018 is presented in Note 20.

The Bank has a contingency plan in place which defines the actions to be taken should the Bank encounter a liquidity shortfall in an emergency situation. The President decides on the activation of the contingency plan and subsequently informs the Board of Directors.

OPERATIONAL RISK

The Bank defines operational risk as the risk of direct or indirect losses or damaged reputation due to failure attributable to technology, employees, processes, procedures or physical arrangements, including external events and legal risks.

Operational risk management

NIB’s operational risk management focuses on proactive measures in order to ensure business continuity, the accuracy of information used internally and reported externally, the expertise and integrity of the Bank’s personnel and its adherence to established rules and procedures, as well as on security arrangements to protect the physical and IT infrastructure of the Bank. The Bank’s operational risk management policy is set by the Board of Directors. The policy is complemented by an operational risk management framework comprising the guiding principles for the identification, assessment, monitoring and control of the operational risks that the Bank faces or may face.

The day-to-day management of operational risk is performed across the organisation and is primarily the responsibility of each function. Emphasis is put on training the Bank’s personnel in risk awareness. In the risk and control self-assessment (RCSA) process, risks are identified and their impact assessed by the various functions for their respective fields of expertise. Focus is placed on identifying key risks and assessing the quality of risk detection and risk mitigation in order to ensure compliance with the Bank’s policies and guidelines. Operational risks are also identified through analysis of results obtained from the Bank’s incident reporting system. No material losses were incurred as a result of operational risks during the year.

Priority areas for operational risk management include increased focus on risks in the Bank’s key processes and further development of reporting on material operational risks and trends. The FOBORA (Front-Office/Back-Office/ Risk Management/Accounting) system implementation project, spanning over a period from 2017 to 2019, will transform many of the Bank’s processes and IT infrastructure and, thus, is a focus area for operational risk assessment and process planning. Another focus area in 2018 has been information security, where the IT and Risk Management units have collaborated on assessing the current situation and identified areas of development. Information security will remain a focus area in 2019 as well.

COMPLIANCE RISK

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation due to failure to comply with laws, rules and standards.

The Bank is committed to follow best practices and market standards in the areas of accountability, governance, corporate social responsibility, transparency and business ethics in order to promote sustainability. In managing compliance risk, the Bank places particular emphasis on preventing corruption, money laundering and the financing of terrorism. The Bank’s procedures are aligned with the International Financial Institutions (IFI) Uniform Framework for Preventing and Combating Fraud and Corruption, which the Bank has endorsed.

For NIB, integrity means adherence to the Bank’s ethical values. The Bank focuses on preventive measures as the most effective way to avoid becoming involved with unethical borrowers and projects, money laundering, terrorist financing or tax evasion. Particular emphasis is put on knowing the customers and training the staff to ensure awareness and vigilance. All new clients are screened thoroughly in the Bank’s integrity due diligence processes. Monitoring of integrity risks in the loan portfolio is part of the Bank’s regular follow-up procedures.

The Office of the Chief Compliance Officer (OCCO) oversees and coordinates matters relating to integrity and reputational risks and provides independent expert advice to management and the Board of Directors in compliance matters. Allegations of fraud and corruption in relation to the Bank’s projects or counterparties are investigated by the OCCO and sanctioning is decided upon by the Sanctions Panel.

The Chief Compliance Officer reports to the President and has unrestricted access to the chairpersons of the Board of Directors and the Control Committee. He reports to the Board of Directors on serious fraud and corruption investigations and once a year on other integrity and compliance matters. Reports on anti-corruption and compliance matters are presented to the Control Committee at its regular meetings.

Once a year, the Office of the Chief Compliance Officer publishes its Integrity Report on the Bank’s website.

Note 3: Segment information

OPERATING SEGMENTS

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. The CODM at NIB is the President. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. In its segment reporting, NIB divides its operations into two major segments: lending and treasury operations. Treasury operations consist of liquidity management, collateral management, portfolio management and funding operations.

2018

In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	154,032	27,277	42,182	69,459	223,492
Commission income and fees received	12,415	856	–	856	13,271
Commission expense and fees paid	-95	-1,551	-900	-2,451	-2,546
Net profit on financial operations	49	-8,619	-15,207	-23,826	-23,776
Foreign exchange gains and losses	–	-160	–	-160	-160
Administrative expenses	-26,529	-10,334	-4,429	-14,762	-41,291
Depreciation	-1,261	-473	-203	-676	-1,937
Net loan losses	5,957	–	–	–	5,957
Profit/loss for the year	144,569	6,996	21,444	28,441	173,009

2017

In thousands of euro	LENDING	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	153,208	31,792	53,323	85,116	238,323
Commission income and fees received	6,956	1,580	–	1,580	8,536
Commission expense and fees paid	-111	-1,636	-827	-2,463	-2,574
Net profit on financial operations	4,195	4,500	8,868	13,368	17,563
Foreign exchange gains and losses	–	-616	–	-616	-616
Administrative expenses	-28,653	-10,182	-4,364	-14,545	-43,198
Depreciation	-1,023	-457	-196	-653	-1,675
Net loan losses	-5,378	–	–	–	-5,378
Profit/loss for the year	129,194	24,981	56,804	81,787	210,981

GEOGRAPHICAL SEGMENTS

The table below is based on the region where the borrowers reside, according to the domicile of the borrower’s group headquarters.

In thousands of euro	2018 NET INTEREST INCOME	2017 NET INTEREST INCOME
Member countries
Denmark	15,869	14,571
Estonia	1,633	1,845
Finland	29,666	29,016
Iceland	6,990	7,139
Latvia	1,759	1,868
Lithuania	5,723	5,859
Norway	27,138	25,882
Sweden	51,599	46,689
Total, member countries	140,377	132,870

Non-member countries
Africa	457	622
Asia	3,418	7,192
Europe and Eurasia	6,175	7,657
Latin America	3,342	4,517
Middle East	264	350
Total, non-member countries	13,656	20,338
Total, net interest income from lending	154,032	153,208

Lending Operations

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen productivity and/or enhance the environment. NIB fulfils this mandate by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing. Projects contributing to the fulfilment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless, projects with high mandate ratings, as assessed by the Bank, are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: investments in infrastructure; investments improving the environment; large investments by the corporate sector; and small and medium-sized enterprises, targeted in cooperation with financial intermediaries. In 2015, NIB’s Board of Directors concluded a strategy process in which the mandate and mission described above were confirmed. In addition, NIB’s Board of Directors decided to place greater emphasis on the following areas: small and medium sized enterprise (SME) and mid-sized corporate financing, non-Member country lending (increasing it in the longer term to the previous level of approximately one-fifth of the Bank’s lending), Arctic financing and increased focus on lending to the Baltic countries. In 2016, NIB started investing in green bonds as part of its lending activities.

Regarding NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions concerning the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt rescheduling of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of processes in place for assessing the eligibility of the projects. The Bank applies a mandate-rating tool as well as a sustainability policy to ensure that its financing fulfils the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Lending Categories

The Bank has currently two main categories of lending: ordinary lending and lending under Special Programs.

Ordinary lending

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2018, the Bank’s ordinary lending ceiling will amount to EUR 22,085 (21,697) million. At 31 December 2018, outstanding ordinary lending amounted to the equivalent of EUR 18,477 (16,418) million, which represented 209.7% (189.2%) of the Bank’s authorized capital stock and accumulated reserves. There were no guarantee commitments under ordinary lending as of 31 December 2018.

The Bank’s ordinary loans have traditionally been grouped into two categories: investment loans and regional loans. However, the significance of regional loans has been diminishing and the importance of investments in green bonds increasing. At 31 December 2018, investment loan, regional loan commitments and investment in green bonds totalled EUR 20,839 (18,736) million, of which EUR 18,456 (16,410) million was outstanding.

As a rule, investment loans are granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower is located in one of the Member countries. In addition the lending to Poland and certain other EU member countries is currently also made as investment loans. At 31 December 2018, NIB had investment loan commitments totalling EUR 20,839 (18,735) million, of which EUR 18,455 (16,410) million was outstanding. The majority of the outstanding amount, EUR 17,960 (15,713) million was granted for projects situated in the Member countries.

In 2016, NIB allocated EUR 500 million to be invested in green bonds issued by companies or municipalities in its member countries. The purpose of this initiative is to support the development of the green bond market, to finance environmental investments in conformity with NIB’s mandate criteria and to promote good standards in this field. At the end of 2018, the Bank held EUR 308 (283) million in green bonds.

Following a review of the Bank’s lending strategy completed in 2015, the Bank decided to establish the following initiatives within ordinary lending: an Arctic Financing Facility with a framework of up to EUR 500 million in loans for projects in the Arctic region, a EUR 250 million facility for financing to small- and medium sized enterprises (SME) including small mid cap corporates (SMC), and a facility of EUR 500 million for lending to mid-cap corporates (MCC) in the market segment between SME/SMC and the larger corporates that have traditionally been NIB’s customers.

For more information see Note 11: Loans outstanding and guarantee commitments.

Loans under Special Lending Programs

In addition to its ordinary lending, the Bank has currently two special lending programs, which are authorized by its Statutes.

Project Investment Loans

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion. PIL loans and guarantees are intended to finance projects in Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member and recipient countries. The strategy is to maintain the level of lending to non-Member countries at an average of historical levels of one-fifth of total lending in the long term. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. Such loans can be made to governments or against government guarantees but also for infrastructure projects and other public or private sector projects without a guarantee from the government. Projects may be co-financed with other multilateral and bilateral institutions as related bilateral PIL guarantee agreements between the Bank and each of the Member countries. The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion. The PIL facility carries a partial guarantee from the Member countries. Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion, or 45% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The guarantee agreements have been amended over the years as the authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion to EUR 4.0 billion, with no change in the EUR 1.8 billion guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees and the Bank entered into new bilateral guarantee agreements with each of the Member countries. Under the adjusted guidelines, the related Special Credit Risk Fund for PIL is intended as a first loss reserve and NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees.

At 31 December 2018, NIB had commitments for 184 project investment loans totalling EUR 936 (961) million, of which 181 loans in the amount of EUR 639 (846) million was outstanding. As of 31 December 2018, no guarantees were issued under this facility.

For more information see Note 11: Loans outstanding and guarantee commitments.

Environmental Investment Loans (MIL)

Since 1 January 2005, the EUR 300 million MIL facility has been allocated for loans and guarantees for the financing of private and public projects in the neighbouring area of the Member countries to improve the environment and reduce cross border pollution in the region. The structure of the MIL facility is primarily governed by the Bank’s Statutes and the related bilateral MIL guarantee agreements between the Bank and each of the Member countries. According to NIB’s Statutes, the Member countries guarantees 100% of the Bank’s losses arising from failure of payment. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At 31 December 2018, NIB had commitments amounting to EUR 20 (44) million under this facility, of which EUR 10 (21) million was outstanding. As of 31 December 2018, no guarantee has been issued under this facility. On two occasions, in 2014 and 2016 the Board of Directors decided to call on the MIL guarantees due to non-payment of one MIL loan. Following the payments in relation to the calls, the guarantee liability stands at EUR 266 (266) million.

For more information see Note 11: Loans outstanding and guarantee commitments.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore, there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank employs a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan.

In order to compensate NIB for maintaining sufficient liquidity and accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Risk assessment

The policies of the Bank requires its operations to be conducted in accordance with sound banking principles and that loans and guarantees are granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See Note 2: Risk Management.

In addition to the overall maximum lending exposures described in Section 7 of the Statutes, specific limits apply to the portfolio (non-Member country and sector limits) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans granted by the Bank for a single project generally should not exceed 50% of the total cost of the project (for SME and mid-sized corporate financing this limit is set at 75%) and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties. The 20% limit is reduced in the case of less creditworthy borrowers.

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL and other non-Member country loans by setting a country limit related to credit standing of the host country.

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees when required. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty such as negative pledge and other financial or non-financial covenants. The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At 31 December 2018, 20.4% (20.2%) of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 23.6% (24.9%) were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Without of any kind of security was 1.6% (2.2%) of the total outstanding loans, the remainder of the outstanding loans had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows or to convert funds obtained by it into other currencies with appropriate forward exchange risk coverage. NIB has processes in place to control and measure the matching of the maturities of its loans to those of its borrowings. In this respect, the Board of Directors has approved limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks. For further information in this regard, see Note 2: Risk Management.

The majority of the Bank’s loans are made with final maturities of between five and fifteen years.

Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate funding.

Treasury Operations

Assets and Liability Management

Liquidity Management

NIB’s liquidity policy, which was revised in 2014, is based on stress testing and incorporates recommendations from Basel III (a set of comprehensive changes to the then-existing capital adequacy framework, published by the Basel Committee on Banking Supervision in December 2010), EU directives and the rating methodologies used by rating agencies. The policy includes a survival horizon that measures the period the Bank is able to meet all its payment obligations arising from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of at least twelve months. At the end of 2018, NIB calculated its survival horizon as 428 (417) days.

To mitigate its liquidity risk, the Bank maintains a liquidity buffer. The liquidity buffer is mainly invested in EUR, but also in USD and the Nordic currencies. At the end of 2018, the liquidity buffer, which also included cash and securities received from swap counterparties to mitigate counterparty risk, amounted to EUR 10,348 (10,454) million. Of this, EUR 3,801.2 (3,739.7) million is held as cash and short-term money market instruments 37% (36%), and EUR 6,547.4 (6,714.4) million is held in securities with longer maturities 63% (64%). To ensure that the buffer maintains its market value and liquidity under severe market conditions, it must fulfil the quality requirements stipulated in the liquidity policy. At the end of 2018, 89% (83%) of the liquidity buffer was invested in high quality liquidity assets (HQLA), 82% (85%) was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 94% (95%) of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfils the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term government securities, covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above. For further information in this regard, see Note 2: Risk Management.

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions. In 2016, the Bank started a process to move from unilateral to bilateral credit support agreements with its derivative counterparties. This change requires a higher liquidity buffer as the Bank needs to post collateral, mainly EUR cash holdings, with its swap counterparties. For further information in this regard, see Note 2: Risk management. The amount of cash collateral held at year-end 2018 was EUR 575.4 (547.2) million. For further information regarding received collateral at year-end, please refer to Note 18: Collateral and commitments.

Portfolio Management

The Bank’s portfolio management deals with the management of that portion of NIB’s liquidity that is invested in longer term securities. Two portfolios have been established: (1) a portfolio with security investments measured at amortized cost and (2) actively managed portfolios measured at fair value. The amortized cost portfolio comprises of fixed rate debt securities issued by highly rated issuers. The return on this portfolio is an important contributor to NIB’s total results.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank currently has agreements in place with two external managers who operate with unfunded mandates. As of the end of 2018, the external managers were authorized to take positions of up to an aggregate of USD 200 million, corresponding to EUR 174.6 million. The risk and size of the actively managed portfolios are restricted by overall market risk limits; see Note 2: Risk management.

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2018, please refer to Note 10: Debt securities. The volume of outstanding derivatives as of December 31, 2018 are set forth in Note 14: Other assets.

Funding Operations

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets globally. The objective is to raise advantageous funds to the benefit of the Bank’s customers. The Bank seeks to take advantage of favourable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration the risks involved in the structure and complexity of the individual transactions.

Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the Bank’s foreign exchange, interest rate and refinancing risks.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2018 the Bank had the following active programs:

●	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion,

●	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

●	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion.

During 2018, NIB borrowed EUR 6,620 (5,943) million by means of 64 transactions in 13 different currencies. EUR 3,922 (3,280) million of this total came from 57 transactions under the EMTN Program. Under the U.S. MTN Program, NIB issued 3 transactions, two of which were global benchmark issuances in the amount of USD 1.0 billion and USD 1.0 billion, respectively. During 2017, NIB issued 50 transactions under the EMTN Program and three transactions under the U.S. MTN Program of which two were global benchmark issuances in the amount of USD 1.25 billion and USD 1.0 billion, respectively. The weighted average maturity for NIB’s borrowing operations in 2018 was 5.1 years, compared with 5.2 years in 2017.

Of debt securities issued, the amount of EUR 1,582 (1,580) million is at floating interest rates, while EUR 23,656 (21,991) million is at fixed interest rates and EUR 0 (0) million is in short-term discounted papers. Of the other borrowing transactions, the amount of EUR 32 (10) million is at floating interest rates, while EUR 47 (47) million is at fixed interest rates.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending in NIB’s member countries and EU countries. Lending projects are eligible under the framework if they satisfy strict internal environmental sustainability criteria. Payment of principal and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

At year-end 2018, the Bank had a total of EUR 3,261 (2,910) million outstanding in NIB Environmental Bonds. During 2018, NIB brought a NIB Environmental Bond to the market. The EUR 500 million transaction has a maturity of 7.5 years. During 2017, NIB issued seven NIB Environmental Bonds under its environmental framework, totalling EUR 920 million.

For the years 2018 and 2019, the Board of Directors of the Bank has authorized the Bank to raise medium and long- term borrowings in an aggregate amount of up to EUR 7.5 billion and EUR 7.5 billion respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP -compliant ECP Program having a ceiling of EUR 2 billion. In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed in Note 15: Debts evidenced by certificates and swaps.

For the years 2018 and 2019, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any one time in each of these years does not exceed EUR 3.0 billion.

NIB had no commercial paper outstanding under the ECP Program at year-ends 2018 and 2017.

Note 4: Net interest income

In thousands of euro	2018	2017
Interest income
Cash and cash equivalents	-6,686	-14,125
Placements with credit institutions more than 6 mths	-98	-57
Debt securities	60,913	63,490
Loans outstanding	268,953	250,412
Other interest income	–	395
Total, interest income	323,082	300,116
Of which, interest income from financial assets measured at amorised cost	298,371	284,278
Interest expense
Short-term amounts owed to credit institutions	455	2,183
Long-term amounts owed to credit institutions	72	84
Short-term repurchase agreements	345	29
Debts evidenced by certificates	-578,171	-536,487
Swap contracts and other interest expenses, net	477,708	472,398
Total, interest expense	-99,590	-61,793
Of which, interest expense from financial liabilities measured at amorised cost	-286,705	-192,635
Net interest income	223,492	238,323

Interest income and expense includes amounts from related parties as described in Note 24: Related party disclosures.

Note 5: Commission income and fees received

In thousands of euro	2018	2017
Commitment fees	2,963	2,234
Loan disbursement fees	9,496	4,512
Guarantee commissions	–	–
Early repayment fees	499	1,521
Commissions on lending of securities	313	269
Total	13,271	8,536

Note 6: Net profit on financial operations

In thousands of euro	2018	2017
Financial instruments measured at fair value, realised gains and losses	7,163	4,591
Financial instruments measured at fair value, unrealised gains and losses	6,484	16,191
Financial instruments measured at amortised cost, realised gains and losses	154	184
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-37,523	-5,927
Repurchase of NIB bonds, other items	-54	2,525
Net profit on financial operations	-23,776	17,563

Note 7: Personnel expenses

NET PERSONNEL EXPENSES

In thousands of euro	2018	2017
Salaries and other remuneration	25,630	27,225
Social security and employee insurances	2,453	2,535
Pensions	8,120	7,606
Other personnel expenses	2,590	2,821
Gross personnel expenses	38,792	40,187
Host country reimbursement according to agreement with the Finnish Government (see next page)	-9,822	-9,414
Net personnel expenses	28,971	30,774

The salaries and other remuneration expense include costs for the Board of Directors and the Control Committee described below in more detail. During 2017, a provision of EUR 2 million was reserved for the purpose of planning, training and adapting to the changing banking industry.

NUMBER OF EMPLOYEES IN PERMANENT POSITIONS

	2018	2017
Average number of employees	197	193
Average age of employees	48	48
Average period (years) of employment	12	12
Distribution by gender as of 31 Dec
All employees	199	193
Female	83	80
Male	116	113

The figures in the table above comprise of staff in permanent positions including the President.

COMPENSATION FOR THE BOARD OF DIRECTORS, THE CONTROL COMMITTEE, THE PRESIDENT AND THE EXECUTIVE COMMITTEE

Compensation for the Board of Directors (BoD) and the Control Committee (CC) is set by the Board of Governors (BoG). The compensation consists of fixed annual remuneration and an attendee allowance. The members of the BoD and the CC are also entitled to reimbursement of travel and accommodation expenses and a daily allowance in accordance with the Bank’s travel policy. During 2018, the BoG approved increases in remuneration for the BoD and CC. The Board of Directors increase was made in response to increased workload since the previous increase in 2008 and following a benchmarking exercise with similar roles. For the Chairmanship of the Control Committee the increase was made in response to the changed role of the Chairmanship which has resulted in a significant increase in workload and number of meetings held each year.

The BoD decides on the appointment and remuneration of the President. As a rule, the President is appointed on a fixed-term contract for five years at a time, but the existing contract can also be prolonged for a shorter period. The current President’s contract commenced on 1 April 2012 and was due to expire on 31 March 2017; however, the contract has been extended until 31 March 2020. The President decides upon the employment of the Executive Committee (ExCo) members. The members of the ExCo are normally employed for an indefinite period. The period of notice is six months. The President is authorised by the BoD to make decisions regarding compensation within the scope of the Staff Regulations and the Financial Plan. The remuneration package for the members of the ExCo includes a fixed base salary and customary taxable benefits and allowances, which are in principle the same for all staff at the managerial level. In addition to this remuneration package, the members of the ExCo enjoy other benefits common to all staff (e.g. health care, supplementary group pension, insurance coverage and staff loans).

The Bank can pay performance premiums of up to three months’ base salary for excellent and extraordinary performance and are presented in the table below if awarded. The maximum cost for the Bank of performance premiums is a total of 3% of the salary costs.

The table below includes fees paid to the Board of Directors and Control Committee as well as the taxable income of the President and Executive Committee.

In thousands of euro	2018	2017
Board of Directors (remuneration and attendee allowance)
Chairman	16	15
Other Directors and Alternates (15 persons)	96	86
Control Committee
Chairman	7	5
Other members (9 persons)	25	17
President	817	782
Members of the Executive Committee (6 persons)	2,716	2,636

Distribution by gender as of 31 Dec	2018	2017
Board of Directors
Female	4	4
Male	4	4
Control Committee
Female	2	3
Male	8	7
Executive Committee including the president
Female	1	1
Male	6	6

PENSION OBLIGATIONS

NIB is responsible for arranging pension security for its employees. The current pension arrangement consists of pensions based on the Finnish public sector pension system (JuEL Pension) as the basis for the pension benefits. The JuEL Pension is calculated based on the employee’s annual taxable income and the applicable age- linked pension accrual rate. The employer’s pension contribution in 2018 was 15.39% of the pensionable income. The employee’s pension contribution was either 6.35% or 7.85%, depending on the employee’s age. NIB pays this contribution for its permanent staff, and it is taxed as a benefit for the employee. This pension is accounted for as a defined contribution plan.

In addition to the JuEL Pension, the Bank has taken out a supplementary group pension insurance policy for its entire permanently employed staff, including the President. The insurance premium, 6.5%, is calculated based on the employee’s taxable income and paid until the age of 63. The supplementary pension is also accounted for as a defined contribution plan.

The employer’s pension contribution regarding the President amounted to EUR 236,825 (223,146) of which EUR 46,963 (44,825) comprised supplementary pension premiums. The corresponding figures for the ExCo members were EUR 905,313 (846,811) and EUR 287,748 (277,058) respectively.

The Board of Directors and Control Committee members are not eligible for NIB pension arrangements.

STAFF LOANS

Staff loans can be granted to permanently employed staff members who have been employed by the Bank for a period of at least one year. The staff loans are granted by a commercial bank, subject to a recommendation from NIB.

At present, the maximum loan amount is EUR 200,000. The employee pays interest on the loan in accordance with the official base rate established by the Ministry of Finance in Finland or 0.25% whichever is the higher. The same interest rates, terms and conditions are applicable to all the employees of the Bank, including the President and the ExCo members.

As of 31 December 2018, there were no (-) outstanding staff loans to the President or the ExCo members.

ADDITIONAL BENEFITS FOR EXPATRIATE PERSONNEL

Professional staff (including Executive Committee members) who move to Finland for the sole purpose of taking up employment at the Bank are entitled to certain expatriate benefits, such as an expatriate allowance and a spouse/ family allowance. In addition, NIB assists the expatriate in finding accommodation, usually by renting a house or a flat in its own name. The staff member reimburses the Bank for a part of the rent, which is equal to at least the taxable value of the accommodation benefit established annually by the Finnish National Board of Taxes.

HOST COUNTRY REIMBURSEMENT

According to the Host Country Agreement between the government of the Republic of Finland and the Bank the amount of tax withheld in advance on the salaries of the Bank’s staff and the final tax on salaries collected shall be repaid to the Bank. Amounts repaid contribute to the surplus the Bank may distribute among the member countries.

Note 8: Other administrative expenses

In thousands of euro	2018	2017
IT	7,521	7,473
Office premises	2,039	2,460
Travel	1,082	1,138
Communications and marketing	433	455
Other administrative expenses	2,871	2,439
Cost coverage, NDF and NEFCO (Note 24)	-1,296	-1,043
Rental and other income	-330	-498
Total	12,321	12,424

Remuneration to the auditors	2018 EY	2017 KPMG
Audit fee	142	97
Other audit-related fees	74	121
Non-audit related fees	552	–
Total remuneration	768	218

In accordance with the audit firm rotation policy the bank conducted a request for proposal process during 2017 after which EY were appointed as external auditors for the financial year 2018.

Note 9: Net loan losses

In thousands of euro	2018	2017
Increase in provisions	8,413	13,686
Reversals of previous provisions	-14,370	-8,307
Net impairment losses	-5,957	5,378
Recoveries on claims	–	–
Net loan losses[1]	-5,957	5,378

1 minus sign indicates a gain.

See also Note 11: Loans outstanding and guarantee commitments.

Note 10: Debt securities

The debt securities were issued by the following counterparties:

In millions of euro	2018	2017
Governments	816	965
Public institutions	1,692	1,699
Other	3,946	3,932
Total	6,455	6,595

The distribution of the Bank’s debt security portfolios was as follows:

	Book value		Fair value

In millions of euro	2018	2017	2018	2017
Held at fair value	4,233	4,182	4,233	4,182
Held at amortised cost	2,221	2,413	2,276	2,493
Total	6,455	6,595	6,509	6,675

Of these debt securities, EUR 4,651 (4,665) million is at fixed interest rates and EUR 1,804 (1,929) million at floating interest rates. The fair values are disclosed in Note 19: Fair value of financial instruments.

Note 11: Loans outstanding and guarantee commitments

The Bank has currently two main categories of lending: ordinary lending and lending under special programs which comprises of Project Investment Loans (PIL) and Environmental Investment Loans (MIL) which described in detail in Note 3: Segment information.

At 31 December 2018, 621 loans amounting to EUR 19,065 (17,232) million were outstanding, including medium-term notes (MTN) of EUR 59 (71) million. These are held at amortised cost unless they form part of a qualifying hedging relationship with a derivative in a hedge accounting relationship, the MTNs are recognised at fair value.

At 31 December 2018, loans outstanding before impairments and hedge accounting adjustments with floating interest rates amounted to EUR 14,774 (13,596) million, while those with fixed interest rates amounted to EUR 4,241 (3,596) million. As a general rule fixed interest loans are converted to floating rates through the use of derivatives instruments.

2018

In millions of euro	ORDINARY LOANS	PROJECT INVESTMENT LOANS	ENVIRONMENTAL INVESTMENT LOANS	TOTAL
Opening balance	16,249	922	21	17,193
Disbursements	4,027	17	3	4,047
Amortisation, write-offs, redemption, other	-1,867	-255	-14	-2,135
Translation differences	-107	18	0	-89
Balance before before impairments and hedge accounting	18,302	703	10	19,015
Impairments	-39	-78	–	-117
Hedge accounting adjustments	153	14	–	167
Closing balance	18,417	639	10	19,065

2017

In millions of euro	ORDINARY LOANS	PROJECT INVESTMENT LOANS	ENVIRONMENTAL INVESTMENT LOANS	TOTAL
Opening balance	15,160	1,311	30	16,501
Disbursements	3,144	2	1	3,147
Amortisation, write-offs, redemption, other	-1,527	-293	-10	-1,829
Translation differences	-528	-98	-1	-626
Balance before before impairments and hedge accounting	16,249	922	21	17,193
Impairments	-46	-93	–	-139
Hedge accounting adjustments	161	17	–	178
Closing balance	16,364	846	21	17,232

The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at 31 December.

	2018		2017

In millions of euro	AMOUNT	%	AMOUNT	%
Energy and environment	5,379	28.3%	5,144	29.9%
Infrastructure, transportation and telecom	5,561	29.2%	4,871	28.3%
Industries and services	5,354	28.2%	4,758	27.7%
Financial institutions and SMEs	2,721	14.3%	2,420	14.1%
Total before impairments and hedge accounting	19,015	100.0%	17,193	100.0%
ECL Stage 3 2018 /Individually assessed impairments 2017	-78		-93
ECL Stage 1&2 2018 /Collectively assessed impairments 2017	-39		-46
Hedge accounting adjustments	167		178
Total	19,065		17,232

The following table sets forth the scheduled amortizations of outstanding loans at 31 December.

In millions of euro	2018	2017
2018	–	1,615
2019	1,705	1,871
2020	1,640	1,573
2021	1,973	1,968
2022	2,227	2,094
2023	2,383	1,572
2024 and thereafter	9,087	6,499
Total before impairments and hedge accounting	19,015	17,193
ECL Stage 3 2018 /Individually assessed impairments 2017	-78	-93
ECL Stage 1&2 2018 /Collectively assessed impairments 2017	-39	-46
Hedge accounting adjustments	167	178
Total	19,065	17,232

The remaining average time to maturity/re-pricing of loans outstanding at December 31, 2018, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 5 months (4 years and 5 months), with actual maturities from the date of first disbursement ranging from 3 to 30 years (from 2 to 30 years).

CURRENCY DISTRIBUTION OF LOANS OUTSTANDING

	ORDINARY LOANS		PROJECT INVESTMENT LOANS		ALL LOANS [1]

In millions of euro	2018	2017	2018	2017	2018	2017
EUR	7,896	7,345	192	277	8,096	7,642
USD	1,902	1,797	455	565	2,357	2,362
Nordic currencies	8,285	6,870	30	43	8,315	6,913
Other currencies	219	237	26	37	246	276
Total before impairments and hedge accounting	18,302	16,249	703	922	19,015	17,193
ECL Stage 3 2018/Individually assessed impairments 2017	–	–	-78	-93	-78	-93
ECL Stage 1&2 2018 /Collectively assessed impairments 2017	–	–	–	–	-39	-46
Hedge accounting adjustments	153	161	14	17	167	178
Total	18,456	16,410	639	846	19,065	17,232

1 The total amount also includes EUR 10 (21) million in Environmental Investment Loans (MIL).

DISTRIBUTION OF LOANS OUTSTANDING AND GUARANTEES BY VARIOUS TYPES OF SECURITY

The following table shows loans outstanding, including guarantee commitments, distributed by type of security:

	2018		2017
In millions of euro	EUR millions	SHARE IN %	EUR millions	SHARE IN %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	285		285
Loans to or guaranteed by other countries	653		779
Loans to or guaranteed by governments, total	938	4.9%	1,063	6.3%
Loans to or guaranteed by local authorities in member countries	3,572	18.9%	3,165	18.5%
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries	3,821	20.2%	3,474	20.3%
Loans to or guaranteed by banks	2,197	11.6%	1,819	10.6%
Loans backed by a lien or other security in property	1,498	7.9%	1,196	7.0%
Loans with a guarantee from the parent company and other guarantees	1,034	5.5%	849	5.0%
Loans with a negative pledge clause and other covenants	5,569	29.4%	5,165	30.2%
Loans without formal security	0	0.0%	85	0.5%
Lending Green Bonds	308	1.6%	283	1.7%
Total after individually assessed impairments	18,937	100.0%	17,099	100.0%
ECL Stage 1&2 2018 / Collectively assessed impairments 2017	-39		-46
Hedge accounting adjustments	167		178
Total loans outstanding	19,065		17,232

As of 31 December, loans agreed but not disbursed amounted to the following:

In millions of euro	2018	2017
Ordinary Loans	2,384	2,325
Project Investment Loans	297	115
Environmental Investment Loans	20	23
Total, loans agreed but not yet disbursed	2,700	2,464

The amounts set forth above for loans agreed but not yet disbursed include loans where certain conditions, primarily interest rate conditions, may not yet have been finally approved.

ORDINARY LENDING

The table below sets forth the total principal amount and percentage distribution of ordinary lending which comprises of investment loans, regional loans and green bond investments outstanding as well as issued guarantees at 31 December, allocated by country according to the domicile of the risk owner’s group headquarters.

In millions of euro	2018	%	2017	%
Czech Republic	–	0.0%	2	0.0%
Denmark	1,308	7.1%	1,364	8.4%
Estonia	187	1.0%	189	1.2%
Finland	3,668	20.0%	3,404	20.9%
France	226	1.2%	126	0.8%
Germany	21	0.1%	28	0.2%
Iceland	666	3.6%	581	3.6%
Latvia	162	0.9%	200	1.2%
Lithuania	577	3.2%	537	3.3%
Multinational	38	0.2%	–	–
Norway	4,590	25.1%	3,869	23.8%
Poland	440	2.4%	482	3.0%
Slovak Republic	1	0.0%	1	0.0%
Sweden	6,418	35.1%	5,467	33.6%
Total loans	18,302	100.0%	16,249	100.0%
Guarantees	–		–
Impairments	–		–
Hedge accounting adjustments	153		161
Total loans and guarantees	18,456		16,410

Project Investment Loans (PIL)

According to NIB’s Statutes, the member countries shall cover the Bank’s losses arising from failure of payment in connection with PIL loans up to the following amounts:

	2018		2017
In thousands of euro	AMOUNT OF GUARANTEE	SHARE IN %	AMOUNT OF GUARANTEE	SHARE IN %
Member country
Denmark	379,208	21.1%	379,208	21.1%
Estonia	16,486	0.9%	16,486	0.9%
Finland	318,902	17.7%	318,902	17.7%
Iceland	17,020	0.9%	17,020	0.9%
Latvia	24,053	1.3%	24,053	1.3%
Lithuania	35,108	2.0%	35,108	2.0%
Norway	387,087	21.5%	387,087	21.5%
Sweden	622,135	34.6%	622,135	34.6%
Total	1,800,000	100.0%	1,800,000	100.0%

At 31 December 2018, NIB had commitments for 184 project investment loans totalling EUR 936 (961) million, of which 181 loans in the amount of EUR 639 (846) million was outstanding. As of 31 December 2018, no guarantees were issued under this facility. The table below sets forth the allocation of project investment loans (PIL) by outstanding principal amount as well as total commitments for each country at 31 December.

	2018		2017
In millions of euro	LOANS OUTSTANDING	TOTAL COMMITMENTS	LOANS OUTSTANDING	TOTAL COMMITMENTS
Sovereign PIL
Botswana	19	19	21	21
Brazil	24	24	34	34
China	156	163	197	217
Hungary	1	1	2	2
Jordan	1	1	2	2
Mauritius	3	3	4	4
Poland	7	7	13	13
Romania	–	–	4	4
Russia	8	8	15	15
Slovak Republic	–	–	1	1
Tunisia	26	26	38	38
Turkey	18	18	23	23
Vietnam	43	43	56	56
Total sovereign PIL	307	314	412	432

Non-sovereign PIL
Brazil	98	98	140	140
Bulgaria	6	6	8	8
Chile	6	6	6	6
India	140	160	169	169
Laos	10	10	12	12
Mexico	2	2	4	4
Multinational	88	270	93	188
Philippines	26	26	28	28
Russia	19	19	44	44
South Africa	1	89	4	4
Total non-sovereign PIL	396	687	511	606

Total PIL	703	1,000	922	1,037
Loan impairments	-78	-78	-93	-93
Hedge accounting adjustments	14	14	17	17
Total	639	936	846	961

ENVIRONMENTAL INVESTMENT LOANS (MIL)

The table below sets forth the allocation of Environmental Investment Loans (MIL) by outstanding principal amount as well as total commitments at 31 December.

	2018		2017
In millions of euro	LOANS OUTSTANDING	TOTAL COMMITMENTS	LOANS OUTSTANDING	TOTAL COMMITMENTS
Belarus	5	20	3	25
Russia	5	–	18	20
Total	10	20	21	44

The following table sets forth the amount member countries guarantee losses arising from failure of payment in connection with MIL loans.

	2018		2017
In thousands of euro	AMOUNT OF GUARANTEE	SHARE IN %	AMOUNT OF GUARANTEE	SHARE IN %
Member country
Denmark	56,079	21.1%	56,079	21.1%
Estonia	2,438	0.9%	2,438	0.9%
Finland	47,160	17.7%	47,160	17.7%
Iceland	2,517	0.9%	2,517	0.9%
Latvia	3,557	1.3%	3,557	1.3%
Lithuania	5,192	2.0%	5,192	2.0%
Norway	57,244	21.5%	57,244	21.5%
Sweden	92,004	34.6%	92,004	34.6%
Total	266,191	100.0%	266,191	100.0%

Credit Policy

Risk assessment

The policies of the Bank requires its operations to be conducted in accordance with sound banking principles and that loans and guarantees are granted on market-based banking terms details of which are described in Note 2: Risk Management and Note 3: Segment Information.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures (defined as total disbursements and loan commitments (a “loan commitment” comes into being upon execution of a loan agreement)), including issued guarantees, at 31 December 2018, calculated as a percentage of a) total lending exposure and b) total equity of the Bank.

RANK	% of total lending exposure	% of total equity
1	2.5%	15.5%
2	2.2%	13.6%
3	1.8%	11.0%
4	1.8%	9.3%
5	1.5%	9.1%
6	1.5%	9.1%
7	1.5%	9.0%
8	1.3%	7.8%
9	1.3%	7.6%
10	1.2%	7.3%

Credit risk monitoring and provision policy

The Bank has a robust process for monitoring of its lending exposure. The monitoring process covers the counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the counterparty’s compliance with all terms and conditions of the transaction including project implementation. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

The bank applied the IAS 39 incurred loss model for impairment of loans in 2017. The bank adopted the expected credit loss model (ECL) according to IFRS 9, from 1 January 2018 described early in this section. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Further explanation of the model and related inputs are disclosed in Note 2: Risk management and the related accounting policy is disclosed in Note 1: Accounting policies.

Stage 1 - includes financial assets that have not had a significant deterioration in credit quality since initial recognition or have a low risk at the reporting date. For these assets, the ECL is a probability-weighted result of default events that are possible within next 12 months after the reporting date.

Stage 2 - includes financial assets that have had a significant deterioration in credit quality since initial recognition, but for which there is no objective evidence of impairment. For these assets, the lifetime ECL results from all possible default events over the expected lifetime weighted with the probability of default.

Stage 1 and 2 assets are categorised as performing assets and the model calculations are updated at each reporting date.

Stage 3 - includes assets that have been categorised as non-performing in the Bank’s credit rating processes and are calculated similarly to the previously recognised individually assessed impairments.

The assets subject to ECL include financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments.

Assets subject to expected credit loss In millions of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Exposure at 1 January 2018	21,763	853	100	22,716
Transfer to Stage 1	144	-144	–	0
Transfer to Stage 2	-80	80	–	0
Transfer to Stage 3	–	–	–	0
New assets originated or purchased	6,101	4	–	6,106
Amortisations and repayments	-4,575	-263	–	-4,838
Foreign exchange adjustments and other changes	–	–	4	4
Realised losses	–	–	-26	-26
Exposure at 31 December 2018	23,353	531	78	23,962

Exposure by asset type
Loans outstanding				18,697
Loan committments				2,680
Treasury assets at amortised cost				2,585
Total exposure				23,962

The total ECL as at 31 December 2018 amounted to EUR 120 million, of which EUR 117 million is disclosed in loans outstanding, EUR 0 million as reduction of investments in financial placements, EUR 2 million in other assets related to interest receivable and EUR 1 million in other liabilities related to loan commitments.

Expected credit loss provision In millions of euro	STAGE 1	STAGE 2	STAGE 3	COLLECTIVE & INDIVIDUAL	TOTAL
Balance at 31 December 2017	—	—	—	139	139
Adoption of IFRS 9	25	23	93	-139	3
Balance at 1 January 2018	25	23	93	0	142
Transfer to Stage 1	5	-5	—	—	0
Transfer to Stage 2	-1	1	—	—	0
Transfer to Stage 3	–	–	—	—	0
New assets originated or purchased	8	0	—	—	8
Amortisations and repayments	-7	-4	—	—	-10
Impact of remeasurment on existing assets	-4	-2	2	—	-4
Foreign exchange adjustments and other changes	–	–	4	—	4
Net change in period	1	-9	6	0	-2
Realised losses	–	–	-19	—	-19
Balance at 31 December 2018	26	14	80	0	120

Expected credit loss income statement In millions of euro					TOTAL
Net result on financial operations					0
Net loan losses					-6
Foreign exhange gains and losses					4
Total gain recognised in income statement					-2

2017

In millions of euro	INDIVIDUALLY ASSESSED ORDINARY LOANS	INDIVIDUALLY ASSESSED PROJECT INVESTMENT LOANS	COLLECTIVELY ASSESSED ALL LOANS	TOTAL
Opening balance	0	97	42	139
New provisions	–	10	4	14
Reversal of provisions	–	-8	–	-8
Impairment losses through income statement (note 9)	0	2	4	5
Translation differences	–	-6	–	-6
Closing balance	0	93	46	139

The Bank defines “Forbearance” as a concession granted to a counterparty for reasons of financial difficulties, i.e. a concession that would not otherwise be considered by the lender. Forbearance recognition is not limited to measures that give rise to a loss for the lender. Modification of the terms and conditions of the contract may include, for example, reduction of the interest rate, principal or accrued interest, or rescheduling of the payment dates of principal and/or interest, and has an actual effect on the future cash flows. Loan forbearance is granted on a selective basis and purposefully to avoid counterparty default in favour of the Bank’s collection opportunities. Counterparties under forbearance activities are moved to the watch list, and are subject to the impairment policies of the Bank. As of 31 December 2018, there were no Ordinary loans (-) and EUR 78 (100) million of Project investment loans affected by forbearance. There were no impairments recorded for Ordinary loans as at 31 December 2018 or 31 December 2017. The outstanding balance after impairments recorded for Project investment loans affected by forbearance amounted to EUR 0 (7) million at 31 December 2018. The interest income on loans affected by forbearance amounted to EUR 1 (4) million in 2018. See also “Credit risk monitoring” under Note 2: Risk Management.

During 2016, the Bank adjusted its non-performing definition to be in line with the Basel’s definition for non-performing. As of 31 December 2018, there were three non-performing (stage 3 loans) all of which were PIL loans totalling EUR 81 million and as of 31 December 2017, there were four non-performing PIL loans totalling EUR 102 million included in individually assessed loans.

A total of EUR 117 (139) million has been deducted from the Bank’s loans outstanding and from lending claims in “other assets”. Specific allowances for impairment amounted to EUR 78 (93) million and ECL on stage 1 & 2 assets amounted to EUR 39 million (2017 collective impairment EUR 46 million). During 2018 or 2017, no lending transactions were converted into claims under “other assets”.

Note 12: Intangible assets, tangible assets (property and equipment)

	COMPUTER SOFTWARE DEVELOPMENT COSTS, TOTAL	COMPUTER SOFTWARE DEVELOPMENT COSTS, TOTAL
In thousands of euro	2018	2017
Intangible assets
Acquisition value at the beginning of the year	14,644	28,519
Acquisitions during the year	3,885	4,382
Sales/disposals during the year	–	-18,257
Acquisition value at the end of the year	18,529	14,644
Accumulated amortisation at the beginning of the year	9,324	27,581
Amortisation for the year	–	–
Accumulated amortisation on sales/disposals during the year	–	-18,257
Accumulated amortisation at the end of the year	9,324	9,324
Net book value	9,205	5,320

The additions in 2017 and 2018 relate mainly to a new integrated Treasury Front office, Back office, Risk & Accounting IT solution (FOBORA) which is in the implementation phase.

2018

In thousands of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	33,769	26,319	60,088
Acquisitions during the year	–	2,439	2,439
Sales/disposals during the year	–	-135	-135
Acquisition value at the end of the year	33,769	28,621	62,390

Accumulated depreciation at the beginning of the year	12,791	17,010	29,801
Depreciation for the year	673	1,263	1,937
Accumulated depreciation on sales/disposals during the year	–	-118	-118
Accumulated depreciation at the end of the year	13,464	18,156	31,620
Net book value	20,306	10,465	30,771

On each closing date, the Bank’s assets are assessed to determine whether there is any indication of an asset’s impairment. As of 31 December 2018, there were no indications of impairment of the intangible or tangible assets.

2017

In thousands of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	33,769	22,975	56,744
Acquisitions during the year	–	5,333	5,333
Sales/disposals during the year	–	-1,989	-1,989
Acquisition value at the end of the year	33,769	26,319	60,088

Accumulated depreciation at the beginning of the year	12,117	17,904	30,021
Depreciation for the year	673	1,002	1,675
Accumulated depreciation on sales/disposals during the year	–	-1,895	-1,895
Accumulated depreciation at the end of the year	12,790	17,011	29,801
Net book value	20,979	9,307	30,286

Note 13: Depreciation

In thousands of euro	2018	2017
Intangible assets (Note 12)	0	0
Tangible assets (Note 12)	1,937	1,675
Buildings	673	673
Office equipment	1,263	1,002
Total	1,937	1,675

Note 14: Other assets

In millions of euro	2018	2017
Interest rate swaps at floating rates	7,018	6,660
Interest rate swaps at fixed rates	16,516	15,260
Currency swaps at floating rates	11,711	10,214
Currency swaps at fixed rates	7,236	6,830
Total, nominal amount	42,481	38,964
Netting of nominal amount per derivative	-41,830	-38,374
Derivative receivables, net	651	590
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	417	438
Derivative instruments	1,068	1,028
Receivables from defaulted counterparties	–	–
Other	5	29
Total	1,073	1,057

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

The table below shows the net exposure of derivative instruments after collaterals at 31 December.

In millions of euro	2018	2017
Derivative instruments in financial position	1,068	1,028
Netting by counterparty	-558	-507
Derivative instruments net per counterparty	510	521
Accrued interest net per counterparty	64	48
Net exposure before collaterals	574	568
Collateral received	-525	-515
Net exposure	49	53

See also Risk Management, Credit Risk, Derivatives.

Note 15: Debts evidenced by certificates and swaps

In millions of euro	2018	2017
Opening Balance	24,000	23,907
New issues	6,620	5,943
Amortisation	-4,722	-3,648
Call and buybacks	-185	-86
Other	-17	-20
Balance before valuation adjustments	25,695	26,096
Foreign exchange movements	-7	-1,991
Hedge accounting adjustments	-37	-106
Closing balance	25,651	24,000

At year-end, the Bank’s debt evidenced by certificates were distributed between the currencies shown in the table below. The table also demonstrates the distribution by currency on an after-swap nominal basis.

	DEBT		SWAP CONTRACTS PAYABLE/RECEIVABLE		NET BALANCE

In millions of euro	2018	2017	2018	2017	2018	2017
Currency
USD	10,084	10,186	-6,546	-6,574	3,538	3,612
AUD	1,941	2,362	-1,941	-2,362	0	0
NZD	1,743	1,677	-1,743	-1,677	–	–
EUR	3,700	2,894	8,070	8,584	11,770	11,477
GBP	2,624	1,688	-2,523	-1,587	101	101
JPY	162	170	-162	-170	–	–
Nordic currencies	3,683	3,079	6,819	5,943	10,502	9,021
Other currencies	1,379	1,573	-1,233	-1,399	145	174
Total	25,317	23,628	739	758	26,056	24,387
Hedge accounting adjustments and changes in fair value of non-hedging derivatives	335	371	-45	-189	289	183
Total	25,651	24,000	694	570	26,345	24,569

Note 16: Other liabilities

In millions of euro	2018	2017
Interest rate swaps at floating interest rates	17,644	16,949
Interest rate swaps at fixed interest rates	5,980	5,000
Currency swaps at floating interest rates	18,843	17,010
Currency swaps at fixed rates	743	715
Total, nominal amount	43,210	39,675
Netting of nominal amount per derivative	-41,819	-38,327
Derivative payables, net	1,391	1,348
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	258	250
Derivative instruments	1,649	1,597
Other	10	10
Total	1,659	1,608

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

DERIVATIVE INSTRUMENTS NET EXPOSURE AFTER COLLATERALS

In millions of euro	2018	2017
Derivative instruments in financial position	1,649	1,597
Netting by counterparty	-558	-507
Derivative instruments net per counterparty	1,091	1,090
Accrued interest net per counterparty	-112	-114
Net exposure before collaterals	980	976
Collateral given	-983	-899
Net exposure	-4	77

See also Risk Management, Credit Risk, Derivatives.

Note 17: Capitalisation and reserves

The following table sets forth the capitalization of NIB at December 31.

In millions of euro	Outstanding at December 31, 2018	Outstanding at December 31, 2017
Equity:
Authorized and subscribed capital	6,142	6,142
Of which callable capital	-5,723	-5,723
Paid-in capital	419	419
Statutory Reserve	686	686
General Credit Risk Fund	1,870	1,697
Special Credit Risk Fund PIL	427	446
Hedging reserve	3	-3
Profit for the year	173	211
Total Equity	3,578	3,456

Funded Debt	25,651	24,000
Total Capitalisation	29,229	27,456

The member countries’ portions of authorised capital are as follows:

In millions of euro	2018	SHARE, IN %	2017	SHARE, IN %
Member country
Denmark	1,294	21.1%	1,294	21.1%
Estonia	56	0.9%	56	0.9%
Finland	1,088	17.7%	1,088	17.7%
Iceland	58	0.9%	58	0.9%
Latvia	82	1.3%	82	1.3%
Lithuania	120	2.0%	120	2.0%
Norway	1,321	21.5%	1,321	21.5%
Sweden	2,123	34.6%	2,123	34.6%
Total	6,142	100.0%	6,142	100.0%

The member countries’ portions of paid-in capital are as follows:

In millions of euro	2018	SHARE, IN %	2017	SHARE, IN %
Member country
Denmark	88	21.1%	88	21.1%
Estonia	4	0.9%	4	0.9%
Finland	74	17.7%	74	17.7%
Iceland	4	0.9%	4	0.9%
Latvia	6	1.3%	6	1.3%
Lithuania	8	2.0%	8	2.0%
Norway	90	21.5%	90	21.5%
Sweden	145	34.6%	145	34.6%
Total	419	100.0%	419	100.0%

AUTHORISED CAPITAL STOCK

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorised capital stock of the Bank. To become effective, such a decision usually requires the approval of the parliaments of the Member countries.

The authorised capital stock of the Bank, which initially was approximately EUR 510 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorised capital by EUR 2,000 million to EUR 6,142 million. The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase was allocated to the callable portion of the authorised capital stock. The split of NIB’s authorised capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital.”

As stipulated in NIB’s Statutes, any increase of the authorised capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors. From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, gross national income (GNI) was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005 the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication. Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalisation payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorised and paid-in portions of the Member countries’ capital have not been the same.

In 2016 the Bank’s Board of Governors decided to adjust and align NIB’s authorised capital so that each Member country’s share in percentage of paid-in capital and callable capital would equal its share of the authorised capital. The adjustment and alignment also concerns the Member countries’ respective percentage share of statutory guarantee for the Project Investment Loan facility (PIL) and the Environmental Investment Loan facility (MIL), as described further in “Lending Operations of NIB – Loans under Special Lending Programs – Project Investment Loans (PIL)” in Note 11: Loans outstanding and guarantee commitments. Following the completion of the approval process in each Member country, the changes have entered into force and have been implemented.

PAID-IN CAPITAL AND CALLABLE CAPITAL

The Statutes provide that NIB’s authorised capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorised capital stock of currently EUR 6,142 million, the paid-in portion amounts to EUR 419 million, which corresponds to approximately 6.8% of the total authorised capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s mission as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

RESERVES

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals at least 10% of the authorised capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve, General Credit Risk Fund, Special Credit Risk Fund PIL and the payment of dividends to the Member countries.

At December 31, 2018, the Statutory Reserve of NIB amounted to EUR 686 million or 11% of the Bank’s authorised capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2018, the General Credit Risk Fund amounted to EUR 1,870 million. The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” in Note 2. NIB’s Board of Directors has proposed to the Board of Governors that EUR 133.0 million of the profit for 2018 be allocated to the General Credit Risk Fund.

As required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2018, the Special Credit Risk Fund PIL amounted to EUR 427 million down from EUR 446 million in 2017 as a result of realised losses during 2018. For further information regarding the project investment loans facility and the Member countries’ guarantees, see Note 11 Loans outstanding and guarantee commitments and Note 3 Segment information.

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have paid into NIB’s reserves the aggregate amount of EUR 43 million in the same proportion as their respective shares of the subscribed capital.

NIB’s Board of Directors has proposed to the Board of Governors to make EUR 40.0 million available for distribution as dividends to Member countries in 2019 arising from the net profit for 2018.

Note 18: Collateral and commitments

In millions of euro	2018	2017
Guarantees issued at nominal amount (Note 11)	–	–
Loans agreed but not yet disbursed (Note 11)	2,700	2,464
Borrowing commitments	–	–
Collateral provided for staff loans [1]	–	–
Securities given as collateral for repurchase agreements 1 6	–	96
Callable commitments in financial placements	2	3
Collateral received for collateralised placements 2 3	3,150	2,485
Collateral given for collateralised placements 1 4	7	–
Gross collateral with respect to derivatives exposure
Collateral received 2 5	580	556
Collateral given 1 4	979	899

1 Book value. 2 Fair value. 3 Including cash of EUR 0 (4) million and securities of EUR 3,150 (2,481) million received. 4 Cash collateral. 5 Including cash of EUR 575 (547) million and securities of EUR 4 (9) million received. 6 Including cash EUR 0 (1) million and securities EUR 0 (95) million given.

OPERATING LEASES – NIB AS LESSEE

At 31 December, the future minimum lease payments under non-cancellable leases were as follows;

In thousands of euro	2018	2017
Within one year	955	1,120
Later than one but not two years	719	556
Later than two but not three years	676	6
Later than three but not four years	664	–
Later than four but not five years	664	–
Later than five years	995	–
Total	4,673	1,681

OPERATING LEASES – NIB AS LESSOR

At 31 December, the future minimum lease receipts under non-cancellable leases were as follows;

In thousands of euro	2018	2017
Within one year	613	614
Later than one but not two years	261	71
Later than two but not three years	261	–
Later than three but not four years	261	–
Later than four but not five years	261	–
Later than five years	391	–
Total	2,046	685

The bank sub-lets office space to related parties as described in Note 24.

PURCHASE COMMITMENTS

During 2016 the Bank initiated a procurement process for the purpose of purchasing an integrated Treasury Front office, Back office, Risk & Accounting IT solution (FOBORA) in order to modernise NIB’s business processes and IT systems. The procurement process engaged several potential vendors and it was concluded by end of November 2016 with one successful vendor. At 31 December 2018, the non-cancellable purchase commitment amounted to EUR 3.9 million.

Note 19: Fair value of financial instruments

	2018			2017

In millions of euro	CARRYING AMOUNT	FAIR VALUE	DIFFERENCE	CARRYING AMOUNT	FAIR VALUE	DIFFERENCE
Assets
Cash accounts with banks at amortised cost	80	80	–	64	64	–
Cash equivalents held at fair value	3,316	3,316	–	2,768	2,768	–
Other cash and cash equivalents held at amortised cost	1,361	1,361	–	1,905	1,905	–
Cash and cash equivalents, total	4,758	4,758	–	4,736	4,736	–
Placements with credit institutions	9	9	–	9	9	–
Debt securities held at fair value	4,233	4,233	–	4,182	4,182	–
Other debt securities held at amortised cost	2,221	2,276	54	2,413	2,493	80
Debt securities, total	6,455	6,509	54	6,595	6,675	80
Other financial placements at fair value	16	16	–	16	16	–
Hedged loans outstanding in fair value hedging relationships	4,287	4,287	–	3,689	3,689	–
Green lending bonds at fair value	308	308	–	283	283	–
Loans outstanding, other	14,470	14,465	-6	13,259	13,265	6
Loans outstanding, total	19,065	19,059	-6	17,232	17,238	6
Hedging derivatives at fair value	513	513	–	593	593	–
Other derivatives at fair value	556	556	–	435	435	–
Derivatives at fair value, totaL	1,068	1,068		1,028	1,028	–
Receivables from defaulted counterparties at fair value			–			–
			48			86

Liabilities
Short-term amounts owed to credit institutions at amortised cost	575	575	–	563	563	–
Long-term amounts owed to credit institutions at amortised cost	9	9	–	17	17	–
Repurchase agreements at amortised cost	–	–	–	99	99	–
Hedged debt securities issued in fair value hedging relationships	24,592	24,592	–	22,893	22,893	–
Other debt securities issued at amortised cost	983	983	–	1,041	1,047	6
Debt securities issued, total	25,575	25,575	–	23,934	23,940	6
Hedged other debt in fair value hedging relationships	76	76	–	66	66	–
Other debt at amortised cost	–	–	–	–	–	–
Other debt, total	76	76	–	66	66	–
Hedging derivatives at fair value	1,498	1,498	–	1,545	1,545	–
Other derivatives at fair value	151	151	–	53	53	–
Derivatives at fair value, total	1,649	1,649	–	1,597	1,597	–
			–			6
Net			49			80

LEVEL OF FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS AT THE END OF THE PERIOD

The table below analyses financial instruments’ fair value at the end of the year by the level in the fair value hierarchy into which the fair value measurement is categorised. See Accounting policies, Determination of fair value.

	2018			2017

In millions of euro	LEVEL 1	LEVEL 2	LEVEL 3	Level 1	Level 2	Level 3
Assets
Cash accounts with banks	80	–	–	64	–	–
Cash equivalents held at fair value	3,316	–	–	2,768	–	–
Other cash and cash equivalents held at amortised cost	–	1,361	–	–	1,905	–
Cash and cash equivalents, total	3,397	1,361	0	2,832	1,905
Placements with credit institutions	–	9	–	–	9	–
Debt securities held at fair value	4,222	–	12	4,167	–	15
Other debt securities held at amortised cost	2,276	–	–	2,493	–	–
Debt securities, total	6,497	0	12	6,660	0	15
Other financial placements held at fair value	–	–	16	–	–	16
Hedged loans outstanding in fair value hedging relationships	–	4,287	–	–	3,689	–
Green lending bonds at fair value	308	–	–	283	–	–
Loans outstanding, other	–	14,465	–	–	13,265	–
Loans outstanding, total	308	18,751	0	283	16,955	0
Derivatives	–	1,068	–	–	1,028	–
Receivables from defaulted counterparties	–	–	–	–	–	–
Financial assets, total	10,202	21,190	27	9,775	19,896	32

Liabilities
Short-term amounts owed to credit institutions	–	575	–	–	563	–
Long-term amounts owed to credit institutions	–	9	–	–	17	–
Repurchase agreements	–	–	–	–	99	–
Debt securities issued
Hedged debt securities issued in fair value hedging relationships	–	24,592	–	–	22,893	–
Other debt securities issued	–	983	–	–	1,047	–
Hedged other debt in fair value hedging relationships	–	76	–	–	66	–
Other debt	–	–	–	–	–	–
Debt securities issued, total	0	25,652	0	0	24,006	0
Derivatives	–	1,649	–	–	1,597	–
Financial liabilities, total	0	27,886	0	0	26,283	0

At 31 December 2018, recorded Credit Valuation Adjustment (CVA) amounted to EUR -9 million, while Debit Valuation Adjustment (DVA) was EUR 2 million. At 31 December 2017, recorded CVA amounted to EUR -4 million, while DVA was EUR 5 million. Receivables from defaulted treasury counterparties are measured at fair value. Receivables from defaulted lending counterparties are measured at cost minus impairment.

CHANGES IN FAIR VALUES CATEGORISED AT LEVEL 3

In millions of euro	DEBT SECURITIES HELD AT FAIR VALUE	OTHER FINANCIAL PLACEMENTS HELD AT FAIR VALUE	RECEIVABLES FROM DEFAULTED COUNTERPARTIES	LEVEL 3, TOTAL
31 Dec 2016	18	16	2	37
Matured transactions	–	–	–	0
Sold transactions	–	–	–	0
Claims received	–	–	-2	-2
Claims Written off	–	–	-37	-37
Changes in fair values	-3	–	38	35
31 DEC 2017	15	16	0	32
Matured transactions	–	–	–	0
Sold transactions	–	–	–	0
Claims received	–	–	–	0
Claims Written off	–	–	–	0
Changes in fair values	-3	–		-4
31 Dec 2018	12	16	0	27

SENSITIVITY ANALYSIS OF LEVEL 3 FINANCIAL INSTRUMENTS

		2018			2017

In millions of euro	CARRYING AMOUNT	FAVOURABLE CHANGE	UNFAVOURABLE CHANGE	CARRYING AMOUNT	FAVOURABLE CHANGE	UNFAVOURABLE CHANGE
Financial instruments categorised at level 3	27	—	—	32	—	—

The table above shows the sensitivity of the fair value of level 3 instruments to changes in key assumptions. The sensitivity analysis of the debt securities valued as level 3 is based on cash flow evaluation on Bloomberg. The implied market spread over the reference curve has been changed, reflecting a credit migration of the issuer. The fair value for other financial placements in level 3 is received from the funds in question and is based on the present value of their cash flows. No quotation exists for these placements.

Note 20: Maturity profile of financial assets and liabilities

The table below sets out a maturity analysis for financial assets and liabilities containing principal and interest flows. For loans outstanding, undiscounted cash flows are presented until contractual final maturity. For borrowing outstanding and derivatives with call options, cash flows are presented until the first possible termination date. Cash flows are presented on net basis for interest rate swaps and on gross basis for all other swaps. Interest cash flows are projected based on the interest rates prevailing on the closing date. See also Notes 14 and 16, and Risk Management, Liquidity Risk.

2018

In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	4,758	4,753	4,603	150	–	–	–
Financial placements
Debt securities	6,455	6,620	683	430	483	4,394	630
Other	16	13	–	–	–	–	13
Loans outstanding	19,065	20,638	392	597	975	9,020	9,655
Other assets
Derivative receivables	32,349	10,727	267	790	1,027	6,037	2,606
Derivative payables	-31,281	-9,071	-156	-624	-834	-5,242	-2,214
	1,068	1,656	112	166	193	795	391
Assets, total	31,362	33,681	5,790	1,343	1,651	14,208	10,689
Liabilities
Amounts owed to credit institutions
Short-term	575	576	576	–	–	–	–
Long-term	9	9	–	9	–	–	–
	585	585	576	9	0	0	0
Repurchase agreements	–	–	–	–	–	–	–
Debts evidenced by certificates	25,651	27,537	2,737	1,134	1,403	16,371	5,892
Other liabilities
Derivative receivables	-10,550	-11,205	-1,471	-243	-480	-7,257	-1,753
Derivative payables	12,199	11,978	1,582	338	530	7,511	2,016
	1,649	773	111	96	50	254	263
Liabilities, total	27,885	28,895	3,423	1,240	1,453	16,624	6,155

Net during the period			2,367	103	198	-2,416	4,534

Loans agreed but not yet disbursed			2,700

2017

In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	4,736	4,732	4,732	–	–	–	–
Financial placements
Debt securities	6,595	6,762	514	445	794	4,244	765
Other	16	13	–	–	–	–	13
Loans outstanding	17,232	18,553	357	546	923	8,112	8,615
Other assets
Derivative receivables	28,564	7,797	678	693	415	3,966	2,044
Derivative payables	-27,536	-6,464	-536	-552	-313	-3,391	-1,672
	1,028	1,334	142	142	102	575	373
Assets, total	29,607	31,394	5,745	1,133	1,819	12,931	9,765
Liabilities
Amounts owed to credit institutions
Short-term	563	556	556	–	–	–	–
Long-term	17	14	–	14	–	–	–
	580	570	556	14	0	0	0
Repurchase agreements	99	99	99	–	–	–	–
Debts evidenced by certificates	24,000	25,733	3,373	800	1,270	15,077	5,213
Other liabilities
Derivative receivables	-10,838	-12,384	-1,101	-198	-446	-8,389	-2,250
Derivative payables	12,435	12,586	1,191	176	309	8,497	2,413
	1,597	202	90	-22	-137	108	163
Liabilities, total	26,276	26,604	4,118	792	1,133	15,185	5,376

Net during the period			1,627	341	686	-2,254	4,389

Loans agreed but not yet disbursed			2,464

Note 21: Interest rate risk

Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on the interest income recognised in the statement of comprehensive income. The table below provides information on the extent of the Bank’s interest rate exposure. The assets and liabilities are grouped into buckets defined by their time to maturity or the date of the interest rate adjustment. The difference, or gap, between assets and liabilities in each time bucket makes the Bank sensitive to interest rate fluctuations. See also Note 2: Risk Management.

2018

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Assets
Cash and cash equivalents	4,608	150	–	–	–	–	–	4,758
Financial placements
Placements with credit institutions	–	–	–	–	–	–	9	9
Debt securities	2,194	314	267	3,055	618	–	7	6,455
Other	–	–	–	–	–	–	16	16
	2,194	314	267	3,055	618	0	32	6,480
Loans outstanding	8,099	6,743	179	2,219	1,218	478	129	19,065
Intangible assets	–	–	–	–	–	–	9	9
Tangible assets	–	–	–	–	–	–	31	31
Other assets
Derivative receivables [1]	18,870	3,238	948	14,440	4,113	871	418	42,899
Other assets	–	–	–	–	–	–	5	5
Accrued interest and fees receivable	–	–	–	–	–	–	294	294
Total assets	33,771	10,445	1,393	19,714	5,950	1,350	917	73,540

1 Swaps are not netted.

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	575	–	–	–	–	–	–	575
Long-term	–	9	–	–	–	–	–	9
	575	9	0	0	0	0	0	585
Repurchase agreements	–	–	–	–	–	–	–	0
Debts evidenced by certificates	3,728	1,260	899	14,445	4,078	907	335	25,651
Other liabilities
Derivative payables [1]	33,393	3,541	334	3,194	1,708	1,040	269	43,480
Other liabilities	–	–	–	–	–	–	10	10
Accrued interest and fees payable	–	–	–	–	–	–	237	237
Total liabilities	37,697	4,811	1,233	17,638	5,786	1,947	851	69,963

Equity	–	–	–	–	–	–	3,578	3,578
Total liabilities and equity	37,697	4,811	1,233	17,638	5,786	1,947	4,428	73,540

Net during the period	-3,926	5,635	160	2,076	164	-598	-3,511	0
Cumulative net during the period	-3,926	1,709	1,869	3,945	4,109	3,511	0
Guarantee commitments	–	–	–	–	–	–	–	–

1 Swaps are not netted.

2017

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Assets
Cash and cash equivalents	4,737	–	–	–	–	–	0	4,736
Financial placements
Placements with credit institutions	–	–	–	–	–	–	9	9
Debt securities	2,151	307	558	2,815	736	10	18	6,595
Other	–	–	–	–	–	–	16	16
	2,151	307	558	2,815	736	10	43	6,620
Loans outstanding	7,106	6,559	80	1,940	927	486	134	17,232
Intangible assets	–	–	–	–	–	–	5	5
Tangible assets	–	–	–	–	–	–	30	30
Other assets
Derivative receivables [1]	17,689	2,446	1,156	13,215	3,688	770	438	39,402
Other assets	–	–	–	–	–	–	29	29
Accrued interest and fees receivable	–	–	–	–	–	–	272	272
Total assets	31,683	9,311	1,795	17,970	5,351	1,265	952	68,327

1 Swaps are not netted.

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL

Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	563	–	–	–	–	–	–	563
Long-term	3	14	–	–	–	–	–	17
	566	14	0	0	0	0	0	580
Repurchase agreements	100	–	–	–	–	–	0	99
Debts evidenced by certificates	4,383	462	1,156	13,221	3,653	753	371	24,000
Other liabilities
Derivative payables [1]	29,037	5,235	202	3,036	1,316	849	297	39,971
Other liabilities	–	–	–	–	–	–	10	10
Accrued interest and fees payable	–	–	–	–	–	–	210	210
Total liabilities	34,086	5,711	1,358	16,257	4,968	1,602	888	64,871

Equity							3,456	3,456
Total liabilities and equity	34,086	5,711	1,358	16,257	4,968	1,602	4,344	68,327

Net during the period	-2,402	3,599	437	1,713	382	-337	-3,392	0
Cumulative net during the period	-2,402	1,197	1,634	3,347	3,729	3,392	0
Guarantee commitments	–	–	–	–	–	–	–	–

1 Swaps are not netted.

Note 22: Currency risk

NIB’s operations are mostly in euro and US dollars. The table below shows the net of assets and liabilities in the major currencies. See also Note 2: Risk Management.

NET CURRENCY POSITION AS OF 31 DECEMBER 2018:

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	3,286	332	1	1	1,138	2	–	4,758
Financial placements
Placements with credit institutions	9	–	–	–	–	–	–	9
Debt securities	4,486	931	142	178	718	–	–	6,455
Other financial placements	16	–	–	–	–	–	–	16
	4,510	931	142	178	718	0	0	6,480
Loans outstanding	8,058	2,279	3,874	3,617	824	246	167	19,065
Intangible assets	9	–	–	–	–	–	–	9
Tangible assets, property and equipment	31	–	–	–	–	–	–	31
Other assets
Derivatives	-8,070	6,546	-2,447	-1,687	-2,685	7,603	1,808	1,068
Other assets	4	1	0	0	–	0	–	5
	-8,066	6,547	-2,447	-1,687	-2,685	7,603	1,808	1,073
Accrued interest and fees receivable	59	92	12	27	7	93	3	294
Total assets	7,886	10,181	1,582	2,136	1	7,944	1,978	31,710

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	575	–	–	–	–	–	–	575
Long-term amounts owed to credit institutions	9	–	–	–	–	–	–	9
	585	0	0	0	0	0	0	585
Repurchase agreements	–	–	–	–	–	–	–	0
Debts evidenced by certificates
Debt securities issued	3,643	10,063	1,572	2,111	–	7,849	337	25,575
Other debt	57	22	–	–	–	0	-2	76
	3,700	10,084	1,572	2,111	0	7,849	335	25,651
Other liabilities
Derivatives	–	–	–	–	–	–	1,649	1,649
Other liabilities	10	–	–	–	–	–	–	10
	10	0	0	0	0	0	1,649	1,659
Accrued interest and fees payable	24	86	9	24	-2	93	3	237
Total liabilities	4,319	10,171	1,581	2,135	-2	7,942	1,987	28,132
Equity	3,401	0	0	0	0	0	3	3,405
Total liabilities and equity	7,720	10,171	1,581	2,135	-2	7,942	1,990	31,537

Net of assets and liabilities as of 31 Dec 2018	166	11	2	1	4	2	-12	173

NET CURRENCY POSITION AS OF 31 DECEMBER 2017:

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	3,638	264	0	0	833	2	–	4,736
Financial placements
Placements with credit institutions	9	–	–	–	–	–	–	9
Debt securities	4,313	1,018	120	225	918	0	–	6,595
Other financial placements	16	–	–	–	–	–	–	16
	4,338	1,018	120	225	918	0	0	6,620
Loans outstanding	7,546	2,318	3,499	2,681	732	276	178	17,232
Intangible assets	5	–	–	–	–	–	–	5
Tangible assets, property and equipment	30	–	–	–	–	–	–	30
Other assets
Derivatives	-8,584	6,574	-2,179	-1,274	-2,490	7,195	1,786	1,028
Other assets	3	17	0	0	–	10	–	29
	-8,581	6,591	-2,179	-1,274	-2,490	7,204	1,786	1,057
Accrued interest and fees receivable	61	69	10	20	8	99	5	272
Total assets	7,038	10,260	1,450	1,654	1	7,582	1,969	29,953

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	553	0	–	0	–	10	–	563
Long-term amounts owed to credit institutions	17	–	–	–	–	–	–	17
	570	0	0	0	0	10	0	580
Repurchase agreements	99	–	–	–	–	–	–	99
Debts evidenced by certificates
Debt securities issued	2,837	10,186	1,442	1,636	–	7,471	363	23,934
Other debt	57	–	–	–	–	–	9	66
	2,894	10,186	1,442	1,636	0	7,471	371	24,000
Other liabilities
Derivatives	–	–	–	–	–	–	1,597	1,597
Other liabilities	10	0	0	0	–	0	–	10
	10	0	0	0	0	0	1,597	1,608
Accrued interest and fees payable	20	64	7	17	-2	99	5	210
Total liabilities	3,592	10,250	1,449	1,653	-2	7,580	1,973	26,497
Equity	3,248	0	0	0	0	0	-3	3,245
Total liabilities and equity	6,841	10,250	1,449	1,653	-2	7,580	1,970	29,742

Net of assets and liabilities as of 31 Dec 2017	197	10	1	0	3	2	-2	211

Note 23: Derivatives held for risk management and hedge accounting

FAIR VALUE HEDGES

The amount relating to items designated as hedged items, hedging instruments and hedge ineffectiveness were as follows:

2018

In millions of euro	Nominal amount at 31 December 2018	Fair value adjustments to 31 December 2017	Effective amount during year ended 31 December 2018	Ineffective amount recognised in statement of comprehensive income during year ended 31 December 2018[1]	Closing Balance for hedged item and instrument at 31 December 2018
Hedged loans outstanding	4,120	178	-11		4,287
Swaps hedging loans outstanding	25	-179	11	2	-141
	4,145	-1	–	2	4,145
Hedged debts evidenced by certificates	-24,334	-371	37		-24,669
Swaps hedging debts evidenced by certificates	-1,158	385	-37	-33	-844
	-25,493	13	–	-33	-25,513

1 includes cross currency basis spread recorded in Other comprehensive income

2017

In millions of euro	Nominal amount at 31 December 2017	Fair value adjustments to 31 December 2016	Effective amount during year ended 31 December 2017	Ineffective amount recognised in statement of comprehensive income during year ended 31 December 2017[1]	Closing Balance for hedged item and instrument at 31 December 2017
Hedged loans outstanding	3,512	278	-100		3,689
Swaps hedging loans outstanding	25	-278	100	-2	-155
	3,536	–	–	-2	3,534
Hedged debts evidenced by certificates	-22,582	-477	106		-22,954
Swaps hedging debts evidenced by certificates	-838	498	-106	-7	-454
	-23,420	21	–	-7	-23,409

1 includes cross currency basis spread recorded in Other comprehensive income

The Bank is subject to market risks arising from fluctuations in exchange rates, interest rates, credit spreads and cross currency basis spreads. The bank employs a number of hedging strategies to mitigate against these risks as described in Note 2: Risk Management, however the Bank only applies hedge accounting for some strategies as described below.

HEDGE ACCOUNTING

The Bank uses interest and exchange rate swaps to hedge its exposure to changes in the fair values of fixed rate funding and lending transactions. The Bank is not allowed under its risk management policies to have open positions therefore all fixed rate transactions are swapped back to back. As a consequence, the critical terms of the heged item and hedging instrument are closly aligned the maturities of the hedging instruments match the maturities of the underlying hedged items. For more information regarding the maturities of financial assets and liabilities see Note 21: Maturity profile of financial assets and liabilities. In addition to the qualitive assessment of critical terms the Bank assess the effectiveness of the hedges by comparing changes in the fair value of hedged packages against nominal values. When the change exceeds an internal threshold regression analysis is used to assess whether the hedging instrument has been highly effective in offsetting changes in the fair value of the hedged item. The ineffectiveness is recorded in the Statement of Comprehensive income in the line item “Net profit from financial operations”.

Note 24: Related party disclosures

NORDIC DEVELOPMENT FUND AND NORDIC ENVIRONMENT FINANCE CORPORATION

According to the constituent documents of Nordic Development Fund (NDF) and Nordic Environment Finance Corporation (NEFCO), their principal offices shall be located at the principal office of Nordic Investment Bank (NIB). Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may to the extent appropriate be delegated to the President of the respective organisation and/or to NIB.

The Bank provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8. The following table shows the outstanding balance of amounts owed to NDF, NEFCO and the trust funds administered by them, and the interest paid during the year. The interest paid to these institutions is at normal commercial rates.

In thousands of euro	INTEREST FROM RELATED PARTIES	INTEREST TO RELATED PARTIES	AMOUNTS OWED BY RELATED PARTIES AS OF 31 DEC	AMOUNTS OWED TO RELATED PARTIES AS OF 31 DEC
2018	–	-72	153	9,459
2017	–	-84	38	17,271
Rental income (NDF, NEFCO)

In thousands of euro	NDF	NEFCO
2018	147	268
2017	146	266

KEY MANAGEMENT PERSONNEL

The Bank has identified members of the Board of Directors, the Control Committee and the Executive Committee as key management personnel. There have been no transactions between the Bank and key management personnel. Information regarding the compensation of key management personnel for the relevant reporting periods can be found in Note 7.

Note 25: Cash flow statement

Specification of the change in cash and cash equivalents, net on 31 December:

In thousands of euro	2018	2017
Cash and balances with banks [1]	80,200	63,997
Short-term placements with credit institutions ²	1,511,493	2,184,787
Collateralised placements [3]	3,166,213	2,487,325
Cash and cash equivalents	4,757,905	4,736,109

Short-term amounts owed to credit institutions [4]	-575,394	-562,823
Repurchase agreements [5]	–	-99,490
Short-term debt	–	–
Cash and cash equivalents, net	4,182,512	4,073,797

Change in cash and cash equivalents, net	108,715	928,810

1 Including an initial margin requirement of EUR 584 (344) thousand for futures on 31 December

2 of which cash given as collareral EUR 986,462 (899,591) thousand

3 Net exposure after collaterals for collateralsied placements EUR 8,691 (5,806) thousand

4 Of which cash received as collateral EUR 575,394 (552,668) thousand

5 Net exposure after collaterals for repurchase agreements EUR 0 (3,662) thousand

Note 26: Exchange rates

	Euro exchange rate at 31 December 2018	Euro exchange rate at 31 December 2017
DKK Danish krone	7.46741	7.4449
ISK Icelandic króna	133.2286	124.7
NOK Norwegian krone	9.94588	9.8403
SEK Swedish krona	10.24248	9.8438
ARS Argentine peso	43.15096	22.54242
AUD Australian dollar	1.62258	1.5346
BRL Brazilian real	4.44621	3.9729
CAD Canadian dollar	1.56026	1.5039
CHF Swiss franc	1.12721	1.1702
CZK Czech koruna	25.737	25.535
GBP Pound sterling	0.89483	0.88723
HKD Hong Kong dollar	8.972	9.372
INR Indian rupee	79.873	76.6055
JPY Japanese yen	125.9135	135.01
MXN Mexican peso	22.52335	23.6612
NZD New Zealand dollar	1.70695	1.685
PLN Polish zloty	4.30095	4.177
RON Romanian leu	4.6636	–
RUB Russian rouble	79.809	69.392
SDR Special drawing right	0.82356	0.84213
SGD Singapore dollar	1.5598	1.6024
TRY Turkish lira	6.0581	4.5464
TWD New Taiwan dollar	35.03638	35.532
USD US dollar	1.14557	1.1993
ZAR South African rand	16.45655	14.8054

The Bank uses exchange rates acquired from a leading market data provider based on rates prevailing at 13:00 GMT at 31 December except for Special drawing right (SDR) which is based on the International Monetary Fund (IMF) published rate.

Note 27: Post balance sheet events

There have been no material post balance sheet events that would require disclosure or adjustment to these financial statements.

Proposal by the Board of Directors to the Board of Governors

The Board of Directors’ proposal with regard to the financial results for the year 2018 takes into account the need to maintain the Bank’s ratio of equity to total risk-weighted assets at a secure level, which is a prerequisite for maintaining the Bank’s high creditworthiness.

In accordance with section 11 of the Statutes of the Bank, the profit for 2018 of EUR 173,009,410.91 is to be allocated as follows:

– EUR 133,009,410.91 will be transferred to the General Credit Risk Fund as a part of equity; and

– EUR 40,000,000.00 will be made available for distribution as dividends to the Bank’s member countries.

More information can be found in the statement of comprehensive income, the statement of financial position, the changes in equity and cash flow statement, as well as the notes to the financial statements.

Helsinki, 14 February 2019
Sven Hegelund (Chairman)

Julie Sonne	Madis Üürike	Pekka Morén
Esther Finnbogadóttir (Deputy Chairman)	Kaspars Āboliņš	Jurgita Uzielienė
Silje Gamstøbakk

Henrik Normann President & CEO

Auditor’s Report

To the Control Committee of the Nordic Investment Bank

Report on the Audit of the Financial Statements

OPINION

We have audited the financial statements of Nordic Investment Bank (the Bank) which comprise the statement of financial position as at 31 December 2018, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion the financial statements present fairly, in all material respects, the Nordic Investment Bank’s financial position as at 31 December 2018 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Financial Statements section of our report.

We are independent of the Bank in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER MATTER

The audit of the financial statements for 2017 was performed by another auditor who submitted an auditor´s report dated 9 March 2018, with unmodified opinions in the Report on the Audit of the Financial Statements.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Determination of fair value” and, “Significant accounting judgements and estimates” and the notes 10, 14, 16 and 19.

As a result of the Bank’s business model, a significant portion of the Bank’s balance sheet comprise of financial instruments valued at fair value, these financial instruments consist of financial bonds and derivatives.

The Bank has financial instruments where no market price is available, and in these cases, fair value is determined using valuation models based on market data. These financial instruments are categorised as level 2 in the IFRS fair value valuation hierarchy. The Bank also has some financial instruments for which the fair value measurement has been determined using valuation models where the value is affected by input data that cannot be verified by external market data. These financial instruments are categorised as level 3 in the IFRS fair value valuation hierarchy.

The Bank has financial assets and financial liabilities categorised as level 2 totalling EUR 21 190 million and EUR 27 886 million respectively. Financial assets categorised as level 3 totalled EUR 27 million.

The measurement of financial instruments includes assessments made by the Bank, since valuation models are used. The valuation of these financial instruments is therefore deemed to be a key audit matter.

Our audit procedures over financial instruments included, among others:

•	gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize financial instruments

•	testing the valuation of financial instruments at fair value by comparing the values recorded to independently obtained market prices on a sample basis

•

including valuation specialists in our audit team to carry out independent valuations on a sample basis for various types of derivative financial instruments across the entire fair value hierarchy of financial assets and liabilities

•	examining the assumptions, methodologies and models used by the Bank to estimate value of complex derivative financial instruments using internal models and/or unobservable data.

•	compared the assumptions made with appropriate benchmarks and price sources and examined any significant deviations

•	assessing the Bank’s disclosures with presentation requirements in applicable accounting standards.

HEDGE ACCOUNTING

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Derivative instruments and hedge accounting” and the notes 2, 19, and 23

The Bank enters into derivative financial instruments to manage its exposure to interest rate and foreign currency risk. Interest rate related derivatives are identified as hedging instruments in fair value hedge accounting relationships. Since hedge accounting is applied, such gains and losses arising from fair value changes on the derivatives are recognized in profit and loss. Derivatives to which hedge accounting is not applied is recorded at fair value through profit and loss. The hedged interest rate risk of the borrowing and lending transactions that are identified as hedged item is valued at fair value. At December 31, 2018 the Bank has EUR 4 287 million of loans identified as hedged instruments, and EUR 24 669 of borrowing. The hedging derivatives have fair values of EUR 141 million for assets of which EUR 2 million is recognized in OCI and EUR 844 million for derivative liabilities of which EUR 33 million is recognized in OCI.

The application of hedge accounting is deemed to be a key audit matter as the large number of contracts necessitates a system to record and track each contract and consideration of hedge effectiveness can involve a significant degree of both complexity and management judgement and are subject to an inherent risk of error.

Our audit procedures over hedge accounting included, among others:

•	gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize hedge accounting relationships

•	engaged our internal hedging specialists in order to assess the Bank’s hedging policy and risk management procedures

•	inspecting, on a sample basis, the Bank’s hedge documentation and contracts

•	including specialists in our audit team to carry out independent valuations on a sample basis for fair value hedges

•	assessing the Bank’ disclosures with presentation requirements in applicable accounting standards

GRANTING OF LOANS AND PROVISIONING FOR LOAN LOSSES

Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Impairment” and “Significant accounting judgements and estimates” and the notes 9, and 11

Loans outstanding represent EUR 19 065 million (60%) of total assets of the Bank and impairment of loans EUR 119 million.

The new impairment requirements are based on an expected credit loss (ECL) model. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition.

The calculation of expected credit loss is a complex process which included calculations reflecting a probability-weighted outcome, the time value of money and the best available forward-looking information. Further, the model incorporates forward-looking information through the inclusion of macroeconomic factors and can include management judgement and estimates.

Since the outstanding loans are material and the credit risk represents the largest risk for the Bank and the related impairment are subject to judgement and estimates, we have assessed the granting of loans and provisioning of loan losses as a key audit matter.

Our audit procedures on granting of loans and provisioning for loan losses included among others:

•	gaining on understanding of the processes and controls put in place by the Bank to grant new loans and to identify, measure and recognize impairment of loans

•

testing the design and efficiency of key controls in both the credit process and credit decisions, credit review rating classification as well as identifying and determining credits for which provisions should be made.

•	testing the general IT controls, including the handling of authorisation and uses access regarding these systems.

•	evaluating the key input variables and assumptions in the ECL model and where relevant, compared data and assumptions to external benchmark

•	testing the mathematical accuracy of the model

•	inspecting the key governance meetings including Credit Committee and Board to ensure that there are governance controls in place and

•	assessing the Bank’ disclosures with presentation requirements in applicable accounting standards.

OTHER INFORMATION THAN THE ANNUAL ACCOUNTS

The Board of Directors and the President are responsible for the other information. The other information comprises information included in the report of the Board of Directors, in the Operating and financial review and in the Annual Report, but does not include the financial statements and our auditor’s report thereon. We have obtained the report of the Board of Directors and the Operating and financial review prior to the date of this auditor’s report, and the Annual Report is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

In our opinion, the information in the report of the Board of Directors and in the Operating and financial review is consistent with the information in the financial statements.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT FOR THE FINANCIAL STATEMENTS

The Board of Directors and the President are responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRSs), and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors and the President are responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of the Board of Directors’ and the President’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other requirements

OPINION

In addition to our audit of the financial statements, we have also audited the administration of the Board of Directors and the President of Nordic Investment Bank for the year 2018 in accordance with the Terms of the Engagement. In our opinion the administration of the Board of Directors and the President, in all material aspects, complied with the Statutes of the Bank.

BASIS FOR OPINION

We conducted the audit in accordance with generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the Bank in accordance with professional ethics for accountants and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT

All the powers of the Bank are vested in the Board of Directors except as what is vested in the Board of Governors provided for in Section 14 of the Statutes. The Board of Directors may delegate these powers to the President to the extent considered appropriate.

The President is responsible for the conduct of the current operations of the bank and shall follow the guidelines and instructions given by the Board of Directors.

AUDITOR’S RESPONSIBILITY

Our objective concerning the audit of whether the Board of Director’s and the President’s administration have complied with the Statutes of the bank, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the President in any material respect has acted in contravention of the Statutes.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect actions or omissions that can give rise to liability to the Bank.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the Bank’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion.

Auditors representing EY have been appointed auditors by the Control Committee since the financial year 2018. The undersigned auditors have acted as responsible auditors since financial year 2018.

Helsinki, 15 February 2019

Ernst & Young Oy	Ernst & Young AB
Authorized Public Accountant Firm	Authorized Public Accountant Firm

Terhi Mäkinen	Mona Alfredsson
Authorized Public Accountant	Authorized Public Accountant

Statement by the Control Committee

Statement by the Control Committee of the Nordic Investment Bank on the audit of the administration and accounts of the Bank

To the Board of Governors of the Nordic Investment Bank

In accordance with Section 17 of the Statutes of the Nordic Investment Bank, we have been appointed to ensure that the operations of the Bank are conducted in accordance with its Statutes and to bear responsibility for the audit of the Bank’s accounts and annually deliver an auditors’ report to the Board of Governors. Having completed our assignment for the year 2018, we hereby submit the following report.

The Control Committee met during the fiscal year as well as after the Bank’s Financial Statements had been prepared, and the Committee performed the control and examination measures considered necessary. The Annual Report of the Bank was examined at a meeting in Helsinki on 15 February 2019. In carrying out its tasks, the Control Committee received such information and carried out such examination measures, as it deemed necessary to assess the Bank’s position in regard to its risks. We have also received the Independent Auditors’ Report, submitted on 15 February 2019 by the authorised public accountants appointed by the Control Committee.

Based on the audit, carried out by the independent auditors, and our work carried out during the year and to the best of our knowledge and judgment we consider that:

The audit of the Bank’s accounts has been carried out and the Bank’s operations during the financial year have been conducted in accordance with the Statutes; The Board of Directors and the President have complied with the Statutes of the Bank. The Statement of Comprehensive Income shows a profit of EUR 173,009,410.91 for the financial period.

We recommend to the Board of Governors that:

The allocation of the Bank’s profit for the financial period, as proposed by the Board of Directors, be approved; The Statement of Comprehensive Income and the Statement of Financial Position be adopted; and The Board of Directors and the President be discharged from liability for the administration of the Bank’s operations during the accounting period examined by us.

Helsinki, 15 February 2019
Rasa Kavolyt (Chairman)
Peter Engberg Jensen (Deputy Chairman)	Sjúrður Skaale	Mihhail Stalnuhhin

Arto Pirttilahti	Viljhálmur Árnason	Jānis Vucāns

Sigita Ščajevien	Michael Tetzschner	Johan Andersson